Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cheers Health, Inc.
1334 Brittmoore Rd (Suite 1003)
Houston, TX 77043
cheershealth.com

Up to $4,999,978.84 in Non-Voting Common Stock at $39.11
Minimum Target Amount: $9,973.05

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Cheers Health, Inc.
Address: 1334 Brittmoore Rd (Suite 1003), Houston, TX 77043
State of Incorporation: DE
Date Incorporated: August 13, 2014

Terms:

Equity

Offering Minimum: $9,973.05 | 255 shares of Non-Voting Common Stock
Offering Maximum: $4,999,978.84 | 127,844 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $39.11
Minimum Investment Amount (per investor): $117.33

Offering Bonus Shares Maximum: 25,569 shares of Non-Voting Common Stock, which results in a maximum number of shares for this offering equaling 153,413 shares of Non-Voting Common Stock.

Early Bird Bonus Shares:

• Earliest Early Bird Bonus (Day 1-3 Investment): 20% bonus shares.

• Super Early Bird Bonus (Day 4-7 Investment): 15% bonus shares.

• Early Bird Bonus (Day 8-14 Investment): 12% bonus shares.

• StartEngine Member Bonus: 10% bonus shares.

Investment Tier Bonuses & Perks (Investment Tier Bonus Shares cannot be stacked with Early Bird Bonus Shares):

• $1,000 Investment Tier: 8% bonus shares + 10% off all Cheers products sold on website for 1 year.

• $2,500 Investment Tier: 10% bonus shares + 15% off all Cheers products sold on website for 1 year + Cheers swag kit*.

• $5,000 Investment Tier: 12% bonus shares + 20% off all Cheers products sold on website for 1 year + Cheers swag kit*.

*Cheers swag kit is sold on cheershealth.com with the product title "The Ultimate Cheers Kit" for $115. See: cheershealth.com/products/ultimate-cheers-kit.

The 10% StartEngine Owners' Bonus

Cheers Health, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc.

OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of stock at $39.11 per share, you will receive and own 110 shares for $3,911. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Bonus Shares bonus, which will be the highest bonus rate they are eligible for.

Explanation & Examples:

The Early Bird Bonuses, Investment Tier Bonuses, and the 10% StartEngine Owners' Bonus cannot be stacked. An investor in Cheers Health, Inc. that is eligible for one or more "bonuses" will receive the greatest single bonus shares bonus available to such investor.

For example: An investor is a StartEngine OWNer, and invests $5,000 on Day 6 of our campaign. The investor is eligible to receive the 15% Super Early Bird Bonus Shares, the 10% StartEngine OWNer's Bonus Shares, and the 12% $5,000 Investment Tier Bonus Shares. Since the highest Bonus Shares bonus available is the 15% Super Early Bird Bonus Shares, the investor will receive this 15% bonus only. However, the investor will still receive the "20% off all Cheers products sold on website for 1 year + Cheers swag kit" perk, as that is the highest perk for which the investor qualified.

For another example, if someone invests $1,000 on Day 8, they will receive 12% bonus shares + 10% off all Cheers products sold on website for 1 year.

For another example, if someone invests $5,000 on Day 30, they will receive 12% bonus shares + 20% off all Cheers products sold on website for 1 year + Cheers swag kit.

For another example, if someone invests $1,000 on Day 40 and are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus, they will receive 10% bonus shares + 10% off all Cheers products sold on website for 1 year.

*All perks occur when the offering is completed.

Note on % Discount Perk on Cheers' Products Sold Through Website:

The % Discount Perk is intended to benefit the investor themselves. We reserve the right to disable discount codes if we observe signs of abuse, including, but not limited to, posting codes on discount sites and reselling products obtained with said discount.

This discount cannot be combined with other discounts, such as seasonal sales discounts.

The Company and its Business

Company Overview

Cheers Health, Inc. (the "Company", "we", "us", "our") is a Consumer Packaged Goods, or CPG company that specializes in dietary supplement products. The Cheers® brand focuses on alcohol-related health; we create and market dietary supplements designed to support your liver and help you feel better after drinking alcohol. Our supplements are sold under the Cheers® brand and are currently sold through our website and online retailers such as Amazon.com. We plan to expand into retail stores in the future. We currently utilize third-party manufacturers to make our products to our predetermined specifications, use third-party labs to confirm that the products meet these specifications, and then internally warehouse and fulfill orders. Orders that are bought through Amazon.com are primarily warehoused and fulfilled by Amazon. Our target customers are consumers of alcohol; however, one does not need to consume alcohol to benefit from taking Cheers' products. Our mission is to "bring people together by promoting fun, responsible, and health-conscious alcohol consumption."

We plan to launch a second brand called Lightspeed™ shortly, which will specialize in hydration powders and beverages, and which will utilize formulas inspired by the rehydration beverages used by astronauts. The Lightspeed brand will follow in the distribution and marketing footsteps of the Cheers brand.

Competitors and Industry

Our main competitors for our Cheers® brand products include dietary supplements companies, with products designed for liver support and/or feeling better the day after consuming alcohol. While many of our competitors do not produce products using one of Cheers' main ingredients, dihydromyricetin, others do, such as More Labs and their product called Morning Recovery. Both More Labs and Cheers were launched at a similar time in 2017 and both use dihydromyricetin. Other competitors include incumbents in the market, such as DRINKADE, which does not use dihydromyricetin and instead uses a concoction of other herbs and vitamins. We also face competition from makers of hydration products, such as Gatorade, as well as pharmaceutical companies making pain relievers such as aspirin, acetaminophen and ibuprofen. One of our major challenges is convincing consumers that Cheers® is the best option for liver support and helping the consumer feel better the day after consuming alcohol, without having to take pain relievers or other medication. With our upcoming Lightspeed brand, the market is saturated with many products touting hydration benefits. These range from coconut water to Gatorade, as well as other hydration packet products such as Liquid I.V. or Hydrant.

Current Stage and Roadmap

The Cheers® brand and its pill/powder products have been established, marketed, and sold primarily through online distribution—specifically through our own website (cheershealth.com) and Amazon.com. We are currently in the process of releasing new products, such as a ready-to-drink beverage form of our Cheers Restore capsules that utilizes co-invented and exclusively licensed permeabilizer technology from Princeton University. This permeabilizer technology is designed to increase the bioavailability of one of Cheers' main ingredients called dihydromyricetin and we have plans to implement this technology into our Cheers Restore capsule as well. We have other unique products that are currently in the R&D stage. While Cheers' products are currently sold primarily online, a key part of our business plan includes expansion into physical retail distribution through locations such as grocery stores, liquor stores, convenience stores, bars, and restaurants.

Our Lightspeed brand has not been launched yet, but we have finalized and completed manufacturing of its initial product — hydration powders in stick packs that are designed to be mixed into 12-16oz of water. The Lightspeed brand is planned to be launched sometime in 2021.

The Team

Officers and Directors

Name: Brooks Powell

Brooks Powell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO, Director
  Dates of Service: August 13, 2014 - Present
  Responsibilities: Overseeing all aspects of the management of the Company as expected of a chief executive, including creating, planning and implementing the Company's strategic plan. Reports to our Board of Directors. Brooks also serves as a member of our Board of Directors. As of the date of this Form C Offering Memorandum, Mr. Powell receives an annual salary of $60,000 for his services as CEO of the Company.

Name: Stephen McLean, Jr.

Stephen McLean, Jr.'s current primary role is with WCG Purchaser Corp.. Stephen McLean, Jr. currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Treasurer
  Dates of Service: May 15, 2017 - Present
  Responsibilities: Serving as a member of the Company's Board of Directors. Mr.

McLean Jr. is not compensated for his services as a Director of the Company.

Other business experience in the past three years:

- **Employer:** WCG Purchaser Corp.
  Title: VP of Corporate Development
  Dates of Service: April 01, 2013 - Present
  Responsibilities: Senior executive with responsibility for the execution of WCG's M&A strategy. Responsible for overseeing WCG's financial resources and ensuring sufficient cash and liquidity for operations, investments, and M&A.

Other business experience in the past three years:

- **Employer:** The Wilberforce School
  Title: Member of the Board of Trustees, Treasurer
  Dates of Service: April 30, 2016 - Present
  Responsibilities: Shared responsibility with the other trustees for ensuring the school's adherence to its mission and advising and approving decisions impacting its long-term health and sustainability.

Name: Melody Koh

Melody Koh's current primary role is with NextView Ventures. Melody Koh currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 26, 2018 - Present
  Responsibilities: Serving as a member of the Company's Board of Directors. Melody Koh is not compensated for her services as a Director of our Company.

Other business experience in the past three years:

- **Employer:** NextView Ventures
  Title: Partner
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Partner at NextView Ventures, a venture capital firm focusing on seed round investments in consumer-focused and SAAS startups

Other business experience in the past three years:

- **Employer:** Blue Apron (NYSE: APRN).
  Title: Head of Product

Dates of Service: February 01, 2014 - August 01, 2017
Responsibilities: Prior to joining NextView, Melody was Head of Product at Blue Apron. Melody joined Blue Apron as the first product hire when the company was 18 months old with 20 HQ employees. She helped scale the business through hyper-growth (25x in 3.5 years) and to its IPO, building and leading a 35-person team across Product Management, Product Design, and Analytics/Data Science.

Name: Henry Holcomb

Henry Holcomb's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO (Chief Technology Officer)
  Dates of Service: August 28, 2017 - Present
  Responsibilities: Overseeing all aspects of the technical infrastructure of the Company including managing the customer order processes, website stability and usability, advertising and marketing infrastructure, data infrastructure and integrity, and general technical and information-related needs of the Company. As of the date of this Form C Offering Memorandum, Mr. Holcomb receives an annual salary of $60,000 for his services as CTO of the Company and has been granted 40,000 stock options.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Cheers Health, Inc. (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of our Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investors regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the

commercial and other risks inherent in the investment in the Company.

Business Risk: Business projections are only projections.
There can be no assurance that we will meet our projections. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. A prospective investor should recognize that there can be no assurance that the forecasted results will be achieved, and should not place undue reliance upon our forecasts or the underlying assumptions. For example, our forecasts assume certain growth in the demand for our products. There can be no assurance that we will be able to find sufficient demand for our products, that consumers will believe our products are a better option than competing products, or that we will be able to produce products at a level that allows the Company to remain profitable.

Business Risk: We have no historical retail performance.
A large portion of the proceeds from this Non-Voting Common Stock offering will go towards retail expansion. Because Cheers Health, Inc. has not yet engaged in selling its products through retail channels at any significant level, there are no historical precedents for how the Company's products will perform in retail. If you are investing in this offering, it is because you believe, in part, that the Company's products will perform well in a retail environment. You understand that if the Company's products do not perform well in retail, it may require changing its business plan away from retail expansion and may materially affect the Company in a negative way.

Business Risk: Our new products and existing products could fail to achieve the sales projections we expect.
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than we have seen to date. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new and existing products fail to achieve significant sales growth and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Business Risk: We may not have enough capital to fund our current growth plans and may be required to raise more capital.
We may need access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we may potentially need it, we may be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors, and securing these additional investors could require pricing our equity below its current price. If we are unable to find additional investors willing to

provide capital, then we may be required to slow or cease our sales activity for some or all of our products, which would adversely affect our financial condition.

Business Risk: We are reliant on one main type of product, and our product offerings are not diversified.

Many of our current and future products are variants on one type of consumer product — dietary supplements for alcohol-related health and using specific ingredients such as dihydromyricetin. Our revenues are therefore dependent upon the market for alcohol-related health supplements and the legal ability to sell these dietary supplement products. Should there be adverse information about the effects of dihydromyricetin, dietary supplements in general, or if there is a material reduction in the consumption of alcohol in our primary markets, our financial results could be adversely affected.

Business Risk: We may be negatively affected by rule changes on our advertising channels.

Cheers relies heavily on its ability to acquire customers and drive repeat sales through advertising channels such as Facebook, Instagram, Snapchat, Amazon, Google, Youtube, and other platforms. Currently, Cheers is allowed to advertise on Facebook owned properties, such as Facebook and Instagram, without limitation. Advertising on other platforms, such as Snapchat, Amazon, Google, and Youtube are limited due to being both alcohol-related and dietary-supplement related in nature. These platforms impose restrictions on Cheers' ability to advertise and impose limitations on the type of advertisements Cheers can place, such as through limiting Cheers' targeting capabilities and advertising language. Facebook owned properties do not currently have limiting restrictions on Cheers' advertisements that negatively affect the performance of our advertisements. If Facebook were to change its policies to limit our ability to advertise on their owned platforms, such as Facebook and Instagram, we would be negatively affected in our ability to acquire new customers and drive repeat sales from existing customers. If other platforms, such as Snapchat, Amazon, Google, and Youtube were to increase their restrictions on alcohol-related and dietary supplement-related advertisements, we could also be negatively affected. Many other advertising channels, such as airline magazines, have and may continue to limit alcohol-related advertising such as those employed by Cheers, and various channels have, and may, restrict the advertising of dietary supplements. These limitations have prohibited Cheers from advertising through channels such as airline magazines. Future advertising channels, such as television and billboards, may also restrict our ability to advertise Cheers' products such as being both alcohol-related and dietary supplement-related in nature. There have also been some recent widespread changes, such as the enactment of the California Consumer Privacy Act of 2018 and Apple's latest IOS 14 update, that have broadly reduced digital ad platforms' ability to track consumer behavior, which in turn can negatively affect their ability to target consumers effectively. These changes and any similar changes in the future can negatively affect our ability to acquire new customers in a cost-effective manner. As Cheers relies on being able to freely advertise its products to drive sales and revenue, current and future limitations on our ability to advertise may negatively affect the Company.

Business Risk: We may be negatively affected by rule changes on our sales channels.
Cheers currently relies on Shopify and Amazon to be able to sell its products. Shopify has not restricted our ability to sell alcohol-related and/or dietary supplement-related products thus far. Amazon, however, has deactivated our product listings in the past due to alcohol-related and/or dietary supplement-related content, and may continue to do so in the future, thereby restricting our ability to sell our alcohol-related and dietary supplement-related products on Amazon.com. If Shopify were to limit our ability to sell our current and future products, our Company would be negatively affected. If Amazon were to further limit our ability to sell our current and future alcohol-related and dietary supplement-related products, we would be negatively affected. In 2020, Cheers generated $5.2 million, or about 50% of its total revenue from Amazon, making Amazon a major source of revenue for Cheers. The ability to freely sell our products on Amazon is critical to the success of our Company. Amazon frequently changes its policies, specifically in regards to alcohol-related and dietary supplement-related products, and future policy changes may impose additional limits on our ability to sell or advertise our products, or otherwise negatively affect Cheers either temporarily or permanently. The policies of future sales channels, such as those employed by retailers, may negatively affect our ability to sell our products through those future sales channels, limiting our ability to reach a wider range of customers.For example, in 2014, CVS implemented a policy that removed tobacco products from their stores. If retail sales channels, such as CVS, were to cease selling alcohol and alcohol-related products, we may not be able to expand into retail spaces as planned, and our Company may be negatively affected. Any limitations on our ability to freely sell our products, or current and future limitations of these sales may have a negative effect on our sales and revenues.

Business Risk: We face significant regulatory risks.
In the United States, the formulation, manufacturing, packaging, holding, labeling, promotion, advertising, distribution and sale of our products are subject to regulation by various governmental agencies, including (1) the Food and Drug Administration, or FDA, (2) the Federal Trade Commission, or FTC, (3) the Consumer Product Safety Commission, or CPSC, (4) the United States Department of Agriculture, or USDA, (5) the Environmental Protection Agency, or EPA, (6) the United States Postal Service, (7) United States Customs and Border Patrol, and (8) the Drug Enforcement Administration. Our activities also are regulated by various agencies of the states, localities and foreign countries in which our products are manufactured, distributed or sold. The FDA, in particular, regulates the formulation, manufacture and labeling of over-the-counter, or OTC, drugs, conventional foods, cosmetics, and dietary supplements, such as those distributed or plan to be distributed by us. The products marketed by us in the United States are classified as dietary supplements under the Federal Food, Drug and Cosmetic Act, or FFDCA. Internationally, the majority of products marketed by us are classified as foods, health supplements, or food supplements. FDA regulations govern the preparation, packaging, labeling, holding, and distribution of foods, OTC drugs, cosmetics, and dietary supplements. Among other obligations, they require us and our contract manufacturers to meet relevant current good manufacturing practice, or cGMP, regulations for the preparation,

packaging, holding, and distribution of OTC drugs and dietary supplements. The FDA also requires identity testing of all incoming dietary ingredients used in dietary supplements, unless a company successfully petitions for an exemption from this testing requirement in accordance with the regulations. The cGMPs are designed to ensure that OTC drug and dietary supplement products are not adulterated with contaminants or impurities, and are labeled to accurately reflect the active ingredients and other ingredients in the products. Cheers Health, Inc. has regularly implemented enhancements, modifications and improvements to our manufacturing and corporate quality processes and believes we and our contract manufacturers are compliant with the FDA's cGMP and other applicable manufacturing regulations in the United States. The U.S. Dietary Supplement Health and Education Act of 1994, or DSHEA, revised the provisions of FFDCA concerning the composition and labeling of dietary supplements. Under DSHEA, dietary supplement labeling may display structure/function claims that the manufacturer can substantiate, which are claims that the products affect the structure or function of the body, without prior FDA approval, but with notification to the FDA. They may not bear any claim that they can prevent, treat, cure, mitigate or diagnose disease (a drug claim). Apart from DSHEA, the agency permits companies to use FDA-approved full and qualified health claims for food and supplement products containing specific ingredients that meet stated requirements. U.S. law also requires that all serious adverse events occurring within the United States involving dietary supplements or OTC drugs be reported to the FDA. Some of the products that may be marketed by us are considered conventional foods and are labeled as such. Within the United States, this category of products is subject to the federal Nutrition, Labeling and Education Act, or NLEA, and regulations promulgated under the NLEA. The NLEA regulates health claims, ingredient labeling and nutrient content claims characterizing the level of a nutrient in the product. The ingredients in conventional foods must either be generally recognized as safe by experts for the purposes to which they are put in foods, or be approved as food additives under FDA regulations. The federal Food Safety Modernization Act, or FSMA, may also be applicable to some of our business. In foreign markets, prior to commencing operations and prior to making or permitting sales of our products in the market, we may be required to obtain an approval, license or certification from the relevant country's ministry of health or comparable agency. Prior to entering a new market in which a formal approval, license or certificate is required, we work with local authorities in order to obtain the requisite approvals. The approval process generally requires us to present each product and product ingredient to appropriate regulators and, in some instances, arrange for testing of products by local technicians for ingredient analysis. The approvals may be conditioned on reformulation of our products, or may be unavailable with respect to some products or some ingredients. The FTC, which exercises jurisdiction over the advertising of all of our products in the United States, has in the past several years instituted enforcement actions against several dietary supplement and food companies and against manufacturers of hangover-related products generally for false and misleading advertising of some of their products. In addition, the FTC has increased its scrutiny of the use of testimonials, which we also utilize, as well as the role of expert endorsers and product studies. We cannot be sure that the FTC, or comparable foreign agencies, will not question our advertising or other

operations in the future.

Business Risk: Our ability to sell our product or service is dependent on other government regulations, which can be subject to change at any time.
Our ability to sell our products is dependent on our compliance with government regulations applicable to our products, including those adopted by the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of products such as ours are subject to change, and any changes in regulations may require us to change one or more of our products or subject us to increased expenses or costs as a result of such regulation, which may adversely affect our financial condition and your investment in the Company.

Business Risk: We face significant market competition.
We compete for market share with larger, established companies who currently have products on the market and/or well-funded product development programs. These competitors have much greater financial means and marketing/sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than us, or may release superior products to those developed by us. There can be no assurance that our products will be superior to those of our competitors, that our competitors will not render our products obsolete with replacement products, or that the products developed by us will be preferred by consumers to any existing or newly developed technologies. There can be no assurance that we will be successful in the face of increasing competition, or that competition will not have a material adverse effect on our business, financial condition and results of operations.

Business Risk: Our new technology may not work as well in humans and safety in humans has not yet been studied in tests.
Cheers co-invented a permeabilizer technology with Princeton University. In in-vivo animal studies, this technology showed up to a 19x increase in the bioavailability of dihydromyricetin. This can be seen in the international patent application under the International Publication Number WO 2020/252346 A1, which is now published publicly and can be accessed online. While in-vivo animal studies suggest the potential effect of this technology, not all results in animal studies translate directly to the same or similar results in humans. Human studies of this technology have not yet been conducted. Therefore, there is a potential risk that our permeabilizer technology may not work as well, or at all, in human subjects. The animal study shown in the permeabilizer patent application uses purified capric acid and dihydromyricetin dosed at a ratio of 2:1, capric acid to dihydromyricetin. The Company's research team and partners believe this suggests a threshold effect and that the technology does not require a precise ratio of 2:1, but instead requires of ratio of 2:1 or greater for the effect. For Cheers' new Cheers Restore beverage product, the capric acid is dosed at a ratio of 3:1. This product does not utilize purified sources of capric acid or dihydromyricetin used in isolation, but instead uses sources from a blend to hit its targeted capric acid and dihydromyricetin dosage amounts that are also combined with other ingredients, such as L-cysteine. Our research team believes that the use of a

blend will not affect the efficacy of our permeabilizer technology as the dosages still contain the intended amounts of capric acid and dihydromyricetin to be co-administered together. That is, our research team believes that the inclusion of a blended extract form of capric acid and dihydromyricetin, as well as the inclusion of other ingredients such as L-cysteine, will not affect the permeabilizer technology even though it is not the exact formulas and dosages tested in in-vivo animal studies. This thesis has not yet been tested in humans, and thus, there is a risk that the total Cheers Restore beverage product formula could negate the bioavailability-enhancing effect of this technology. Both capric acid and dihydromyricetin, the ingredients in our dihydromyricetin permeabilizer technology, have a history of safe usage in humans.We believe that combining the two is safe for human consumption as recommended on our product labels, however, this has not yet been directly studied through human studies. If our Cheers Restore beverage product formula does negate the bioavailability-enhancing permeabilizer technology, our Cheers Restore beverage product may not be as effective as intended, which could result in low product sales and possibly harm to the reputation of our brand - either of which could have a negative impact on our results of operations.

Business Risk: We face product liability risks.
The manufacture and sale of any product for human consumption raises the risk of product liability claims and litigation to prosecute such claims. These claims may derive from the product itself or a contaminant found in the product from the manufacturing, packaging, shipping, storage, sales process or even due to tampering by unauthorized third parties. Our ingestible products include vitamins, minerals, botanicals, and other ingredients, and are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain some ingredients that do not have long histories of human consumption. We rely upon published and unpublished safety information including clinical studies on ingredients used in our products and conduct limited clinical studies on some key products but not all products. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. As a marketer of dietary and nutritional supplements and other products that are ingested by consumers, we may be subjected to various product liability claims, including that the products contain contaminants, the products include inadequate instructions as to their uses, or the products include inadequate warnings concerning side effects and interactions with other substances. It is possible that widespread product liability claims could increase our costs, and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. Any product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which in turn could adversely affect our revenues and operating income. In addition, our product liability insurance may fail to cover future product liability claims, thereby requiring us to pay substantial monetary damages and adversely affecting our business.

Business Risk: Adulteration or shortage of key raw materials or ingredients needed for our businesses could materially and adversely affect our business, financial condition, and results of operations.

We are reliant upon the supply of raw materials and ingredients for our products. If any raw material or ingredients are adulterated and do not meet our specifications, it could significantly impact our ability to manufacture products and could materially and adversely impact our business, financial condition, and results of operations. In addition, if we are no longer able to obtain the resources, raw materials or ingredients we need from one or more of our suppliers on terms reasonable to us or at all, including as a result of the increased demand that may be placed on our suppliers as a result of public health epidemics such as the COVID-19 pandemic, our customer relationships could be materially and adversely affected, which could have a material impact on our business, financial condition, and results of operations.

Business Risk: Cheers sells products that are alcohol-related in nature which could result in alcohol-related liability.

Companies selling products and/or services that that are related to alcohol face additional risks. Consumers of our products could ignore our instructions and warnings and over-consume alcohol, incorrectly believing our product prevents or reduces intoxication, and while intoxicated cause damage or injury to themselves or others. Consumers of our products could also believe our products are a substitute for medical advice which may result in delays in seeking treatment for a life-threatening and/or permanent disease. Companies in the alcohol and alcohol-related industry are also exposed to class action or other litigation relating to advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. Any litigation arising as a result of the use of our product may result in damages, penalties or fines as well as reputational damage to us, and as a result, our business and our investment could be materially adversely affected.

Business Risk: We may become a party to lawsuits that arise in the ordinary course of business.

We may become a party to lawsuits that arise in the ordinary course of business in the future, including but not limited to claims arising from or relating to personal injury, property damage, breach of contract, claims involving employee relations, certain administrative proceedings, false advertising claims, failure to comply with laws and regulations, such as the Telephone Consumer Protection Act ("TCPA"), failure to protect our customer's personal information, product liability claims, or securities lawsuits and derivative complaints. The possibility of such litigation, and its timing, is in large part outside our control. It is possible that future litigation could arise that could have material adverse effects on our business and our financial condition.

Business Risk: If we face regulatory investigations or product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected.

We may be exposed to regulatory investigations or product recalls and adverse public relations if our products are alleged to cause injury or illness, or if we are alleged to have violated governmental regulations. A regulatory investigation or product recall

could result in substantial and unexpected costs and expenditures, which would reduce operating profit and cash flow. In addition, a regulatory investigation or product recall may require significant management attention, hurt the value of our brands and lead to decreased demand for our products. Regulatory investigations or product recalls also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations, increase litigation risks and could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

Business Risk: Our newest product is dependent on an exclusive license.
Cheers Health, Inc. has an exclusive license on its co-invented permeabilizer technology from Princeton University. As part of this agreement, Cheers must follow various provisions, such as paying timely royalty payments and asking permission to use Princeton's name when applicable. Failure to follow these provisions, which may be subjective, could result in a revoking of the exclusivity of the licensing agreement which would have a material adverse effect the economics of the business.

Business Risk: If the Company cannot raise sufficient funds, it may not succeed.
We are offering Non-Voting Common Stock in the amount of up to $4,999,978.84 in this offering, and may close on any investments that are made in excess of the offering minimum of $9,973.05. Even if the maximum amount is raised, we may need additional funds in the future in order to grow, which would result in dilution to its existing stockholders. The ability of the Company to obtain future financing is uncertain, and there can be no assurance that the entire offering can be sold. If we manage to raise only the minimum amount of funds sought, or otherwise fall short of our maximum offering goal, we may have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

Business Risk: We have existing trademarks, copyrights, patents, and other IP assets that we might not be able to protect properly.
We believe one of the most valuable components of the Company is our intellectual property portfolio. We own several trademarks, copyrights, Internet domain names, patents, pending patent applications, trade secrets, and exclusive licenses. Due to the value of our intellectual property portfolio, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations, however, protecting and monitoring infringement upon our intellectual property is costly, and we may be required to pay large legal expenses to protect our intellectual property portfolio that may or may not succeed. There can be no assurance that protection under intellectual property law will be given to the Company’s products or processes, or that competitors will not be able to independently develop similar products.

Business Risk: Our trademarks, copyrights, patents, and other IP could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other

mechanism. If competitors are able to bypass our trademark, copyright protection, and patents without being required to stop or obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair our ability to compete in the marketplace. Moreover, if our trademarks, copyrights, and patents are deemed unenforceable, we will almost certainly lose any potential revenue we might be able to gain by being able to prevent competitors usage thereof or entering into sublicenses. This would cut off a potentially significant revenue stream for the Company.

Business Risk: The cost of enforcing our trademarks, copyrights, and patents could prevent us from enforcing them.
Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, copyrights, or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademarks, copyrights, or patents outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademarks, copyrights, or patents could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to require competitors to stop or enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to protect our trademarks, copyrights, or patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Business Risk: It may take us longer than expected to launch new products or services, and some may never be launched. Further, launching new products or services may expose the Company to new risks associated with those products or services.
We are planning on launching a new service called the Liver Habits Score™. It is planned to be a quiz that helps people understand through educational content how daily activities such as exercise, diet, and alcohol consumption could potentially affect liver health. While currently in development, there is the risk that Cheers may never be able to finish or release it due to legal concerns around what may be considered medical advice versus educational content, and/or a change in business plans. If it is launched, it may eventually be ceased if there is not a return on investment of the service. Further, in the event we do launch the Liver Habits Score™, the Company could be subject to liability from claims of users of the service that they suffered harm from relying on the information provided by this service, which could require the Company to incur significant legal defense costs. As with all research, development, and launch of new products and services, the activity is risky. The Company's management team may decide that new products or services are not a good potential return on investment and may decide to cease them. The Company may not see beneficial performance of new products or services on the market and may decide to cease them.

Business Risk: The loss of key personnel and failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run the day-to-day operations of the business. Key personnel critical to the operations of our business may leave, or may be disabled or die, leaving us without critical resources to run the business. As the Company grows, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and/or other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Business Risk: We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, our operations and your investment could be adversely impacted by our reliance on third parties and their performance.

Business Risk: We may discontinue the manufacturing and distribution of certain existing products which may adversely impact our business, results of operations, and financial condition.
We continually evaluate the performance of our products, and may determine that it is in our best interest to discontinue the manufacture and distribution of certain of our products for various reasons, including commercial, regulatory, strategic, or other reasons. We cannot guarantee that we have correctly forecasted, or will correctly forecast in the future, the appropriate products to discontinue or that our decision to discontinue various products is prudent if conditions, including market conditions, change. In addition, we cannot assure you that discontinuing one or more products will reduce our operating expenses or will not cause us to incur material charges associated with such a decision. Furthermore, discontinuing one or more existing products entails various risks, including, in the event that we decide to sell the discontinued product, the risk that we will not be able to find a purchaser for such products or that the purchase price obtained will not be equal to at least the book value of the net assets for such products. Other risks include managing the expectations of, and maintaining good relations with, our customers who previously purchased products that we subsequently discontinued, which could prevent us from selling other products to them in the future. Moreover, we may incur other significant

liabilities and costs associated with discontinuing one or more of our products, which could have a material adverse effect on our business, results of operations and financial condition.

Business Risk: Unfavorable publicity could materially harm our business.
We are highly dependent upon consumers' perceptions of the safety, quality, and efficacy of our products, as well as similar products distributed by other companies. Future scientific research or publicity may not be favorable to our industry or any particular product. Because of our dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the consumption of our product or any similar products distributed by other companies could have a material adverse impact on us. Such adverse publicity could arise even if the adverse effects associated with such products resulted from failure to consume such products as directed. Adverse publicity could also increase our product liability exposure, result in increased regulatory scrutiny and lead to the initiation of private lawsuits.

Business Risk: Product returns may adversely affect our business.
Returns are part of our business. We offer every customer a full refund on their first order up to 1 unit of Cheers Restore, Hydrate, and Protect within 30 days of purchase if customers did not feel at least 50% better after using a Cheers Product. Our refund rate during 2020 was 1.6% of sales – i.e. for every $1,000 of products we sold, we refunded $16. If we see a material increase in this return rate, our financial results could be adversely affected.

Business Risk: The company is vulnerable to hackers and cyber-attacks.
As a business that operates largely on the internet, we may be vulnerable to hackers who may access the data of our investors and customers. Any significant disruption in service on our computer systems could reduce the attractiveness of our products, damage our reputation and result in a loss of customers. Further, we rely on third-party technology providers to provide some of our core business activities, such as selling and marketing our products through email or text, taking payments, and ultimately transacting business with customers. Any disruptions of services or cyber-attacks either on our technology provider's or our systems could harm our reputation and materially negatively impact our financial condition and business. Furthermore, if we are the victim of a cybersecurity incident, we could be required to incur substantial costs and suffer other negative consequences, including but not limited to remediation costs, including liability for stolen assets or information and repairing system damage; increased cybersecurity protection costs; lost revenues resulting from unauthorized use of proprietary information or the failure to retain or attract customers following an attack; and litigation costs.

Business Risk: We may be affected by natural disasters and other catastrophic events that are outside of our control.
We depend on our ability to continue the smooth operation of our business, including the ability to engage in the day-to-day selling and business building activities and the continued ability of our inventories and products to move reasonably unimpeded

around the world. Any material disruption caused by natural disasters or other unforeseen events, including, but not limited to, fires, floods, hurricanes, volcanoes, and earthquakes; global pandemics such as the COVID-19 pandemic; power loss or shortages; environmental disasters; telecommunications or business information systems failures; acts of war or terrorism and other similar disruptions, including those due to cybersecurity incidents, ransomware, or other actions by third parties, could adversely affect our ability to conduct business. If such disruptions result in significant cancellations of orders, contribute to a general decrease in local, regional or global economic activity, directly impact our marketing, manufacturing, financial or logistics functions, or impair our ability to meet demand, our operating results and financial condition could be materially adversely affected. We cannot make any assurances that any future unforeseen events, including those due to cybersecurity incidents, ransomware, or other actions by third parties, will not adversely affect our ability to operate our business and our financial condition and results of operations.

Investment risk: Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Investment risk: The transferability of the shares of Non-Voting Common Stock you are buying is limited; and your investment may be illiquid for a long time.
Any shares of Non-Voting Common Stock purchased through this crowdfunding campaign are subject to SEC restrictions on transfer. This means that the stock that you purchase cannot be resold by you for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Even after the 12-month restriction period has ended, you should still be prepared to hold this investment for several years or longer. There is no established market for these securities and there may never be one. As a result, if you wish to sell these securities in the future, you may not be able to find a buyer.

Investment risk: You will be a minority holder, and hold common stock with no voting rights.
The securities that you are buying in this offering are shares of Non-Voting Common Stock which have no voting rights attached to them. This means that you will not have the ability to vote for the members of the Board of Directors of the Company, or otherwise on corporate actions. By making an investment, you are trusting in management and their ability to make good business decisions that will grow your investments. Furthermore, the common stock you are purchasing has no liquidation preference or other preferential rights. Therefore, in the event of a liquidation of our Company, you will only receive payment on your common stock if there are any proceeds remaining after all of the creditors of our Company have been paid out, and any liquidation preferences or preferential returns associated with preferred stock have been fulfilled.

Investment risk: Terms of subsequent financing may adversely impact your investment.

We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact our operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations more advantageous to those investors than to the holders of Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Investment risk: Management discretion as to use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Investment risk: This offering involves "rolling closes", which may mean that earlier investors may not have the benefits of info that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our stockholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our stockholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brooks Powell	730,500	Common Stock	57.77

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 127,844 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 1,264,508 with a total of 1,073,475 outstanding.

Voting Rights

The holders of our Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings), except that unless otherwise required by law, the holders of our Common Stock are not entitled to vote on any amendment to our charter that relates solely to the terms of our Preferred Stock and which requires a vote of the holders of our Preferred Stock. The holders of our Common Stock, voting as a single class, are entitled to elect two (2) directors to our Board of Directors.

Material Rights

Dividend Rights

The holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds, if a dividend is also paid with respect to our Preferred Stock in an amount equal or greater than the amount those holders would receive if their shares of Preferred Stock were converted to Common Stock. Our Board of Directors is not permitted to pay a dividend on our Common Stock if we do not have sufficient funds to pay an equal or greater dividend to the holders of our Preferred Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event we liquidate, dissolve, or wind-up, after the payment of all of our debts and other liabilities, and after our satisfaction of the liquidation preference to the

holders of our Preferred Stock, holders of our Common Stock will be entitled to share ratably with the holders of our Non-Voting Common Stock in the net assets legally available for distribution to our stockholders. In the event we do not have sufficient net assets to satisfy the full liquidation preference of the holders of our Preferred Stock upon our liquidation, merger or sale of assets, then all net assets legally available for distribution would be paid ratably among the holders of our Preferred Stock, and no assets would be distributed to the holders of our Common Stock and Non-Voting Common Stock.

Other Material Rights and Preferences

Holders of our Common Stock have no preemptive, conversion, redemption, anti-dilution or other rights. The rights, preferences, and privileges of our Voting Common Stock may be adversely affected by, the rights of the holders of our Preferred Stock, Non-Voting Common Stock, and any additional classes or series of stock that we may designate or create in the future through an amendment to our Certificate of Incorporation.

Preferred Stock

The amount of security authorized is 191,033 with a total of 191,033 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate at all meetings of stockholders (and written actions in lieu of meetings). Currently, this means each holder of Preferred Stock is entitled to one vote for each share of Preferred Stock. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the shareholders, and have the right to elect one (1) director to our Board of Directors. Specific matters submitted to a vote of the shareholders also require the approval of a majority of the holders of Preferred Stock, voting as a separate class. These matters include any vote to: Liquidate, dissolve, or wind-up our business and affairs, or affect any merger or sale of all or substantially all of our assets; Amend, alter, or repeal any provision in our Certificate of Incorporation or Bylaws in a manner that adversely affects the powers, preferences, or rights of the Preferred Stock; Create, or authorize the creation of, any additional class or series of capital stock on parity with or senior to the Preferred Stock; increase or decrease the number of authorized shares of Preferred Stock; or increase or decrease the number of authorized shares of any additional class or series of capital stock; Pay any dividend or make any distribution on shares of our capital stock other than (i) dividends or redemptions on our Preferred Stock authorized in our Certificate of Incorporation; (ii) dividends payable solely in Common Stock; and (iii) repurchases of stock from our former employees and other service providers in connection with the cessation of employment or service at the lower of the original purchase price or the then-current fair market value; Increase or decrease the number of directors on our Board of Directors; and Create, issue, sell or sponsor any cryptocurrency or other digital asset of the Company.

Material Rights

Dividend Rights

Shareholders who own our Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. These dividends are non-cumulative and no rights accrue to the holders of our Preferred Stock for undeclared dividends. Holders of our Preferred Stock are entitled to dividends that are at least equal (calculated as if shares of Preferred Stock were converted to Common Stock) in any dividends paid to the holders of our Non-Voting Common Stock and Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

The holders of our Preferred Stock have a liquidation preference in the event we are liquidated or sold, whether through merger or sale of assets. In such an event, the holders of our Preferred Stock will be entitled to amount per share that is equal to the greater of (A) $11.0715 per share (which amount is subject to adjustment for any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) plus the amount of accrued but unpaid dividends thereon, and (B) the amount per share that would be payable if, immediately prior to our liquidation, merger, or sale of assets, all of our shares of Preferred Stock were converted into Common Stock. This liquidation preference must be paid before any payments may be made to the holders of our Non-Voting Common Stock and Common Stock in the event of our liquidation, merger, or sale of assets.

Other Material Rights

Drag Along. Holders of our Preferred Stock and Brooks Powell are contractually bound to a drag-along provision, pursuant to which each holder of Preferred Stock and Brooks Powell agrees that, in the event that our Board of Directors, the holders of a majority of the holders of our Preferred Stock, and the holders of a majority of our Common Stock vote in favor of a sale of the Company, then such holder of Preferred Stock and Brooks Powell will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale, and deliver any documentation or take other actions reasonably required.

Right of First Refusal and Right of Co-Sale. The Company has the right of first refusal to purchase all or some of the shares held by Brooks Powell in the event he proposes to transfer his shares, other than to certain excluded transferees. If the Company does not wish to purchase all or some of the shares, a second refusal right is granted to certain holders of our Preferred Stock who own at least 45,161 shares of our capital stock ("Major Holders") to purchase their pro rata share of the offered securities. Further, Major Holders have a contractual right of co-sale to participate pro rata in certain sales or transfers of stock by Brooks Powell.

Registration Rights. The holders of our Preferred Stock have a contractual right to require us to register the offer and sale of their shares, commonly referred to as registration rights.

Preemptive rights. Major Holders have a contractual right of first offer to acquire any tokens or equity securities we propose to sell, including all rights, options or warrants to purchase equity securities or token, or securities of any type that are or may become convertible or exchangeable into equity securities or tokens. This right gives these holders an opportunity to maintain their ownership percentage in our Company. Our Major Holders have waived their preemptive rights to acquire the Non-Voting Common Stock we are issuing in this offering.

Information Rights. The holders of our Preferred Stock have contractual rights to receive information about our Company that other stockholders may not be entitled to receive under Delaware law.

Non-Voting Common Stock

The amount of security authorized is 153,413 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Dividend Rights

Shareholders who own our Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds, if a dividend is also paid with respect to our Preferred Stock in an amount equal or greater than the amount the holders of our Preferred Stock would receive if their shares were converted to Common Stock. Our Board of Directors is not permitted to pay a dividend on our Non-Voting Common Stock or on our Common Stock if we do not have sufficient funds to pay an equal or greater dividend to the holders of our Preferred Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event we liquidate, dissolve, or wind-up, after the payment of all of our debts and other liabilities, and after the payment of the liquidation preference to the holders of our Preferred Stock, holders of our Non-Voting Common Stock will be entitled to share ratably with the holders of our Common Stock in the net assets legally available for distribution to our stockholders. In the event we do not have sufficient net assets to satisfy the full liquidation preference of the holders of our Preferred Stock upon our liquidation, merger or sale of assets, then all net assets legally available for distribution would be paid ratably among the holders of our Preferred Stock, and no

assets would be distributed to the holders of our Common Stock and Non-Voting Common Stock.

Other Material Rights and Preferences

Holders of our Non-Voting Common Stock have no preemptive, conversion, redemption, anti-dilution or other rights. The rights, preferences and privileges of our Non-Voting Common Stock may be adversely affected by, the rights of the holders of our Preferred Stock, Common Stock, and any additional classes or series of stock that we may designate or create in the future through an amendment to our Certificate of Incorporation.

What it means to be a minority holder

The securities that you are buying in this offering are shares of Non-Voting Common Stock which have no voting rights attached to them. This means that you will not have the ability to vote on or influence any corporate matter, including the election of members of the Board of Directors of the Company, changes to our Company's charter or other governance documents, additional issuances of securities, Company repurchases of securities, additional issuances of securities, a sale of the Company or of assets of the Company, or transactions with related parties. Brooks Powell, our Founder and CEO, controls more than a majority of our issued and outstanding capital stock, meaning that corporate decisions requiring a vote of shareholders will generally require his approval. By making an investment in our Company, you are trusting in Brooks Powell and the rest of our management team and their ability to make good business decisions that will grow your investment. Furthermore, the Non-Voting Common Stock you are purchasing has no liquidation preference or other preferential rights. In the event of a liquidation of our Company, you will only receive payment on your Non-Voting Common Stock if there are any proceeds remaining after all of the creditors of our Company have been paid out, and the liquidation preference associated with our Preferred Stock have been fulfilled.

Dilution

Investors should understand the potential for dilution. Your ownership percentage in the Company will be diluted as the Company issues additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares at a price lower than what you paid for your shares, you could experience value dilution, with each share you own being worth less than before, and control dilution, with the total percentage you own being less than

before.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,115,051.00
  Number of Securities Sold: 191,033
  Use of proceeds: R&D, rebranding, marketing, and general working capital.
  Date: July 26, 2018
  Offering exemption relied upon: 506(b) of Regulation D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Cheers is a Consumer Packaged Goods, or CPG company specializing in products for

the category of alcohol-related health. Cheers sells products ranging from daily liver supplements, to rehydration powders, to after-alcohol aids. Historically, Cheers has primarily been sold through eCommerce channels such as its own website (cheershealth.com) and Amazon.com. The primary source of marketing for Cheers is digital advertising, such as through social media, search engines, and online marketplaces such as Amazon.com. Historically, Cheers has primarily been sold in the United States. Cheers works to protect and grow its market share through the use of patented technologies, better brand value propositions, and more compelling products. Retail expansion is planned for Cheers in the future.

At present day, there are a number of factors that affect the financial condition of the business and the result of its operations.

These include (but are not limited to):

• The level of alcohol consumption in the United States.

• Social drinking and events that make the desire for Cheers' products more likely.

• Overall consumer trust of and demand for dietary supplements.

• Overall consumer demand for health-conscious products.

• The demand for retailers to carry offerings such as Cheers' products.

• The demand for products sold through eCommerce channels.

• The overall digital advertising landscape and efficiency of advertising, including targeting capabilities, cost per thousand impressions, and conversion rates.

• The ability to advertise our products in compelling ways, which could be limited by rules related to dietary supplements and/or alcohol-related products on different platforms.

• The overall economy and the willingness of consumers to pay for health-related products.

• The repeat purchase behavior of Cheers' customers and the percentage of revenue coming from repeat customers.

• The size of Cheers' operating expenses relative to its net revenues.

Cheers has more control over some of these factors than others. Some factors are external, whereas other factors are internal. These factors could change as the business and its environment changes.

Historical results and cash flows:

In 2019, Cheers had net revenues of $8,217,412 and a net loss of $352,480. Net cash flow was negative $479,094. As of December 31st, 2019, the Company had total assets

of $2,058,765. Of this, liabilities were $1,152,745.

In 2020, Cheers had net revenues of $10,417,210 and positive net income totaling $1,712,638. Net cash flow was positive $1,604,937. As of December 31st, 2020, the Company had total assets of $3,521,891. Of this, liabilities were $903,233.

In Q1 2020, Cheers was actively fundraising for a Series A round of equity financing through private placement. After seeing positive results of operations in early Q1, Cheers decided to postpone fundraising until after Q1 2020 to use positive Q1 2020 results to increase investor demand. In March, the COVID-19 pandemic significantly impacted Cheers. Cheers' customer acquisition dropped significantly, as social drinking was halted by both general fear of COVID-19 and governmental ordinances at various levels of state and local governments which reduced social drinking, such as stay-at-home orders, prohibiting and/or limiting occupancy at establishments where social drinking is common (such as bars and restaurants), prohibiting and/or limiting travel (such as for vacations where social drinking is common), and prohibiting and/or limiting social gatherings. COVID-19 also hindered Cheers' planned expansion into retail in 2020.

The COVID-19 pandemic changed how and where people consumed alcohol. Due to fear over COVID-19 and/or governmental ordinances, people generally began consuming more alcohol at home rather than at social gatherings or events. This required Cheers to change its marketing and advertising tactics.

Cheers worked to change its marketing messaging from a higher emphasis on "social drinking" occasions to a higher emphasis on "health-conscious" drinking. These changes helped Cheers regain growth in consumer acquisition to expected levels. Cheers worked to highlight the liver health promoting aspects of its products in advertising and marketing to tap into this increased consumer focus in health-consciousness. As this advertising and marketing began resonating with consumers, and consumer demand for alcohol-related health products began strengthening, Cheers was able to begin making up for softening demand for its typical value propositions brought on by the COVID-19 pandemic and the governmental ordinances surrounding it.

In both 2019 and 2020, 55% of Cheers' revenue came from repeat customers. The biggest changes between 2019 and 2020 were 1) the scale of the business in terms of net revenues, 2) the proportion of operating expenses to the net revenues, and 3) the efficiency of advertising.

With respect to the scale of business in terms of net revenues, the 2020 net revenues increased 27% as compared to 2019 net revenues. General and administrative expenses in 2020 decreased by 8%, as compared to 2019, and research and development expenses decreased by 71% in 2020, as compared to 2019. Advertising and marketing expenses in 2020 increased by 10% and selling and channel fees increased by 6% as compared to 2020. However, selling and channel fees were 25% of net revenue in 2020, down from 30% in 2019. In total, looking at operating expenses as a proportion of net revenues, operating expenses were 68% of net revenues in 2020,

as compared to 83% in 2019.

With respect to our efficiency of advertising, in 2020, $3,108,662 in advertising expenses yielded $10,417,210 in net revenues, or a ratio of 3.4x. In 2019, $2,832,750 in advertising expenses yielded $8,217,412 in net revenues, or a ratio of 2.9x. Overall, this amounts to a 16% increase in advertising efficiency between 2020 and 2019.

There were a number of factors that helped improve Cheers' results in 2020, as compared to 2019. These include, but are not limited to:

• More efficient advertising and marketing through reduced individual customer acquisition costs due to better internal adherence to lower individual customer acquisition cost targets. In total, Cheers acquired roughly double the amount of non-free trial customers in 2020 compared to 2019.

• Decreased operating expenses primarily through a broad reduction in general and administrative expenses along with a reduction in professional services fees, including contract labor and customer service expenses. These reductions helped offset increased office and warehouse lease expenses.

• Decreased research and development expenses through reduced product development project expenses that occurred mostly in 2019 rather than in 2020.

• While advertising and promotion expenses increased, they were offset by a reduction in advertising agency fees, rebranding expenses, and customer relationship management expenses.

• In 2020, operating expenses were lowered slightly and overall stayed similar to 2019 whereas revenues increased significantly between 2020 and 2019. This difference led to increased profits between 2020 and 2019.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2020, the Company had cash and cash equivalents of $2,182,487.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Cheers is generating revenue and generated positive net income of $1,712,638 during the year ended December 31, 2020. As such, the Company is not reliant on the proceeds from this offering to continue its operations. Rather, the proceeds from this offering will be used help the company to expand its operations and continue to grow its business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As stated above, the funds from this offering are not necessary to the viability of the Company. The Company is generating sufficient revenues from its product sales to fund its operations, and generated a profit for the year ended December 31, 2020. The Company is seeking to raise $4,999,978.84 in this offering, and generated over $10 million in revenues during the twelve months ended December 31, 2020. The Company also had cash and cash equivalents of $2,182,487 as of December 31, 2020.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the Minimum Offering Amount of $9,973.05, the Company believes it could operate for at least the next 12 months before seeking additional capital, as it is not reliant on the proceeds from this offering.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the Maximum Offering Amount of $4,999,978.84 in this offering, the Company believes it could operate for at least the next 12 months before seeking additional capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has no other sources of capital available to it as of the date of this Form C Offering Memorandum. The Company may undertake future capital raises in which it issues debt or equity securities, but has no current plans to do so.

Indebtedness

- **Creditor:** Small Business Administration ("SBA")
  Amount Owed: $626,128.95
  Interest Rate: 6.0%
  Maturity Date: September 12, 2029
  The interest rate on this loan is WSJ Prime Rate plus 2.75%. The WSJ Prime Rate is currently 3.25% but may change in the future. This loan is secured by the assets of this Company as collateral. This is in addition to a personal guarantee

pledged by Brooks Powell, the Company's CEO.

- **Creditor:** SBA for an Economic Injury Disaster Loan (EIDL)
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: May 21, 2050
  Repayment on the loan does not begin until 05/21/2022, at which point, monthly payment of principal and interest is required.

- **Creditor:** Unrelated Third Party (Auto Loan)
  Amount Owed: $43,281.42
  Interest Rate: 6.91%
  Maturity Date: December 31, 2026

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $49,454,907.88

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

According to research produced by Aswath Damadaran (teacher at the Stern School of Business at New York University) accessed February 2021 from the most recent 12 months of data from sources including Bloomberg, Morningstar, Capital IQ, and Copustat, the EV/EBIT multiples of alcohol beverage companies is an average of 22.2x, non-alcoholic beverage companies is an average of 25.2x, and household products multiple average is 22.3x. Furthermore, by the same research, the average EV/Sales multiples of alcoholic beverage companies is 5.3x, non-alcohol beverage companies is 5.1x, and household products is 4.1x. Because these are averages, companies that could be likened as better than the average could garner even greater multiples based on factors such as growth rate, technology, competitive advantage, and further prospects.

In 2020, Cheers had roughly $1.7m in EBIT. Therefore, a pre-money valuation of

$49,454,907.88 is an EV/EBIT multiple of 29.1x. In 2020, Cheers had $10,417,210 in revenue (sales). Therefore, a $49,454,907.88 pre-money valuation is an EV/Sales multiple of 4.75x.

Cheers is a CPG company with products that are similar to alcohol beverage companies, non-alcoholic beverage companies, and household products. Cheers believes that these are the proper comparables to use when forming a valuation. Cheers has distinct features that could garner a higher valuation than many of the comparable company sector's averages. These include being the holder of patent applications for novel-technology that could give it a competitive advantage in the marketplace, a consistent growth trajectory of revenue since inception, consistent increases in operating margin since inception, and operating in an attractive consumer niche that has seen increased appeal over the past few years.

For example, Cheers is a co-inventor of a patent application called "FORMULATIONS OF DIHYDROMYRICETIN AND A PERMEABILIZER" that was filed with WIPO on June 14, 2019. This patent application discusses how the use of capric acid as a permeabilizer with dihydromyricetin, one of Cheers' products' core ingredients, could boost dihydromyricetin bioavailability by up to 19x. Cheers holds an exclusive license on this patent application from Princeton University.

Cheers has shown a consistent upward growth trajectory of revenue since inception. In 2017, Cheers had $438,631 in revenue with a net loss of $84,895. In 2018, Cheers had $7,160,365 in revenue with a net loss of $970,918. Note that 2017 and 2018 financials are internally generated by management and the figures above are unaudited. In 2019, Cheers had $8,217,412 in revenue with a net loss of $352,480. In 2020, Cheers had $10,417,210 in revenue with positive net income of $1,712,638. Between 2019 and 2020, Cheers grew its revenue by 27% and increased its operating margin by 17 percentage points. This growth rate between 2019 and 2020 in terms of both revenue and operating margin suggests Cheers has historically shown a strong trend of growth and operating efficiency.

In addition, the US has seen a significant increase in demand for health-conscious alcohol-related products. This can be seen by the past few years of growth among alcoholic seltzer products. For example, according to June 2021 article published by Forbes, between 2019 and 2020, alcoholic seltzers sales rose by a forecasted 160% due to consumers searching for products perceived to be healthy or more health-conscious. It was suggested by Forbes that the COVID-19 pandemic has helped in this shift in consumers searching for what are perceived as more health-conscious products, such as alcoholic seltzers rather than beer. Because Cheers sells alcohol-related health products, we believe that Cheers will continue to see a lift in demand as consumers search for products perceived as more health conscious.

The combination of Cheers' potential competitive advantage, history of increasing revenue, net income, and operating margin, and being part of increasing consumer demand for its main products' niche could all together garner higher than average valuation multiples of relevant comparable metrics such as EV/EBIT and EV/Sales

among comparable companies. Therefore, Cheers has set its valuation internally at $49,454,907.88 and a share price of $39.11.

Use of Proceeds

If we raise the Target Offering Amount of $9,973.05 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Working Capital*
  97.5%
  Cheers intends to use the capital raised for general corporate purposes, including, but not limited to, working to scale our direct to consumer acquisition efforts, investment in real estate to expand our operations, and expanding into retail. Expanding into retail often requires significant capital investment. For example, unlike selling online where cash flow is better, retail typically requires payment terms in which retailers are given additional time to pay for the products that they buy, dictating the need for additional working capital. Proceeds allocated for working capital may also be used for increased payroll costs and to repay certain outstanding loans of the Company as our management deems necessary. Proceeds may also be used for marketing & advertising efforts and/or research and development costs related to the development of new products for our existing and planned product lines.

If we raise the over allotment amount of $4,999,978.84, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  10.0%
  We plan to use a portion of the funds raised for advertising that supports the retail rollout. This could include (but is not limited to) Facebook and Instagram ads, billboards, print ads, radio ads, and other forms of advertising. These ads will also be used to bring awareness to Cheers' new product, the beverage form of Cheers Restore. Our soon to be released Lightspeed product could also use funds from the launch to bring the product onto the market.

- *Research & Development*
  5.0%
  We expect to use a portion of the funds raised to create additional products in the future that serve different use cases. An example of this includes our plan to release a new product called "Cheers Multi" which is a daily multivitamin formulated specifically with drinkers in mind. The soon to be launched Lightspeed brand could also release future versions of products, such as

Lightspeed Sleep, which is a hydration beverage designed to be taken prior to going to sleep.

- *Working Capital*
  82.5%
  Cheers intends to use the capital raised for general corporate purposes, including, but not limited to, working to scale our direct to consumer acquisition efforts, investment in real estate to expand our operations, and expanding into retail. Expanding into retail often requires significant capital investment. For example, unlike selling online where cash flow is better, retail typically requires payment terms in which retailers are given additional time to pay for the products that they buy, dictating the need for additional working capital. Proceeds allocated for working capital may also be used for increased payroll costs and to repay certain outstanding loans of the Company as our management deems necessary. Proceeds may also be used for marketing & advertising efforts and/or research and development costs related to the development of new products for our existing and planned product lines.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at cheershealth.com (cheershealth.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cheers

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cheers Health, Inc.

[See attached]

CHEERS HEALTH INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 19, 2021

To: Board of Directors, CHEERS HEALTH INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of CHEERS HEALTH INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has previously suffered losses and faces continued costs to scale and achieve recurring profitability that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

April 19, 2021

CHEERS HEALTH INC.
BALANCE SHEETS
As of December 31, 2020, and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,182,487	$ 577,550
Inventories	653,609	1,394,362
Other current assets	567,377	8,316
Total Current Assets	3,403,473	1,980,227
Non-Current Assets		
Fixed assets, net	107,747	68,097
Intangible assets, net	10,671	10,441
TOTAL ASSETS	**$ 3,521,891**	**$ 2,058,765**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts and credit cards payable	$ 14,405	$ 202,040
Loans payable, current	150,000	137,043
Other current liabilities	63,558	130,292
Total Current Liabilities	227,962	469,375
Non-Current Liabilities		
Loans payable, net of deferred loan costs	675,271	683,371
TOTAL LIABILITIES	**903,233**	**1,152,745**
Shareholders' Equity		
Common stock (1,264,508 shares authorized, 884,000 and 884,000 shares issued at December 31, 2020 and 2019)	88	88
Preferred stock (191,033 shares authorized, 191,033 and 191,033 shares issued and outstanding at December 31, 2020 and 2019, respectively)	19	19
Additional paid-in capital, net of offering costs	2,254,234	2,254,234
Accumulated earnings/(deficit)	364,317	(1,348,321)
TOTAL SHAREHOLDERS' EQUITY	**2,618,658**	**906,020**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 3,521,891**	**$ 2,058,765**

CHEERS HEALTH INC.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 10,417,210	$ 8,217,412
Less: Cost of goods sold	1,953,775	1,659,732
Gross Profit	8,463,434	6,557,680
Operating Expenses:		
General and administrative	1,304,448	1,417,720
Research and development	47,434	163,109
Selling and channel fees	2,574,246	2,427,191
Advertising and marketing	3,108,662	2,832,750
Total Operating Expenses	7,034,790	6,840,770
Net operating income (loss)	1,428,644	(283,090)
Other Expense:		
Miscellaneous income – Gov't grants, inventory reimbursement	364,720	--
Other income – PPP forgiveness, EIDL grant	10,000	--
Loss on the sale of receivables	--	(29,719)
Depreciation (expense)	(20,342)	(13,268)
Amortization (expense)	(821)	(880)
Interest (expense), net	(58,093)	(22,326)
Tax (provision) benefit	(11,470)	(3,197)
Net income (loss)	$ 1,712,638	$ (352,480)

CHEERS HEALTH INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional paid-in capital, net of offering costs	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
	# Shares	$	# Shares	$			
Balance as of January 1, 2019	**884,000**	**$ 88**	**191,033**	**$ 19**	**$ 2,254,234**	**$ (995,841)**	**$ 1,258,499**
Net Loss						(352,480)	(352,480)
Balance as of December 31, 2019	**884,000**	**$ 88**	**191,033**	**$ 19**	**$ 2,254,234**	**(1,348,321)**	**906,020**
Net Income						1,712,638	1,712,638
Balance as of December 31, 2020	**884,000**	**$ 88**	**191,033**	**$ 19**	**$ 2,254,234**	**$ 364,317**	**$ 2,618,658**

CHEERS HEALTH INC.

STATEMENT OF CASH FLOWS

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows From Operating Activities		
Net income (loss)	$ 1,712,638	$ (352,480)
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:		
Depreciation and amortization	21,163	14,148
Changes in operating assets and liabilities:		
(Increase) Decrease in inventory	740,753	(1,352,422)
(Increase) Decrease in other current assets	(679,673)	354,341
Increase (Decrease) in accounts payable	(187,635)	108,566
Increase (Decrease) in other current liabilities	66,834	(11,130)
Net Cash From (Used In) Operating Activities	1,674,080	(1,238,977)
Cash Flows From Investing Activities		
Costs of intangible assets	(1,050)	(20,411)
Purchase of fixed assets	(59,993)	(13,778)
Net Cash From (Used In) Investing Activities	(61,043)	(34,189)
Cash Flows From Financing Activities		
Proceeds (repayment) of loans payable, net	(8,100)	794,072
Net Cash From (Used In) Financing Activities	(8,100)	794,072
Net Change In Cash	1,604,937	(479,094)
Cash at Beginning of Period	577,550	1,056,644
Cash at End of Period	$ 2,182,487	$ 577,550

NOTE 1 - NATURE OF OPERATIONS

CHEERS HEALTH INC. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company was originally formed in the state of Texas as ThrivePlus LLC on August 13, 2014. The Company incorporated in the state of Delaware in 2017 and later changed its name to Cheers Health Inc. on December 20, 2018. The Company sells direct to consumer supplements relating to the consumption of alcohol. The Company sells its own line of dietary supplements primarily through e-commerce channels – namely, its website (cheershealth.com) and Amazon.com. All Cheers products are manufactured in the U.S. and distributed by either the Company or through Amazon. Cheers additionally has plans to begin expansion into retail or wholesale channels in 2021.

Since inception, the Company has relied on cash flows from the sales of its products and some loans. The Company has incurred some losses in prior years and likely continues to face a competitive environment and costs to scale the business. These matters raise substantial concern about the Company's ability to continue as a going concern. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 10 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's business accounts. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. As of December 31, 2020 and 2019, the Company had $2,182,487 and $577,550 cash on hand, respectively.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $2,500. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to

the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company records revenue upon delivery shipping the products to the end customers.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred net tax losses until 2019 and recorded positive net income in 2020. The Company records the provision for income taxes by applying the statutory rate to taxable income.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has two classes of stock authorized: common and preferred. The Company has issued 884,000 shares of common stock (exclusive of a stock option pool of 189,475 shares) and 191,033 shares of series seed preferred stock.

NOTE 5 – LOANS PAYABLE AND OTHER DEBT

Payroll Protection Program and Economic Injury Disaster Loan
In 2020, as a result of the COVID-19 pandemic and as authorized by the CARES Act of 2020, the Company obtained a loan for approximately $138,000 under the Paycheck Protection Program. This loan is forgivable if certain payroll targets are met and the Company met the terms and received forgiveness of $128,000 of this loan in November 2020 and the remaining $10,000 was forgiven in 2021.

Additionally, in 2020, the Company received a $150,000 Economic Injury Disaster Loan from the US Small Business Administration which bears 3.75 percent interest and matures in 30 years. This loan was in addition to the $10,000 grant received under the same program which does not require repayment.

SBA Loan
On August 30, 2019, the Company signed an agreement to obtain $721,000 in loans backed by the US Small Business Administration which bears interest at a variable rate of 2.75 percent above the prime borrowing rate. The Lender has a security interest in all of the Company's assets for the duration of this loan. The Company's chief executive, Mr. Brooks Powell, also provided a personal guarantee for this loan.

Additionally, the Company incurred $20,937 of loan costs in conjunction with procuring this loan. The loan costs are recorded as a contra-liability account and presented net of the loan balance on the Balance Sheet. The Company reduces the loan cost balance ratably over the life of the loan and records that ratable loan cost reduction as interest expense on the Statement of Operations

NOTE 6 – OTHER CURRENT ASSETS

The Company records various current assets together for presentation simplicity. Most material among them is Vendor Deposits, or amounts deposited with key strategic contract manufacturers for future inventory orders of the Company. As of December 31, 2020 and 2019, the Company had $387,444 and $4,000, respectively, of Vendor Deposits.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Legal Matters
In November 2, 2020, the Company received a demand letter from counsel to three individuals in California regarding certain alleged false advertising claims. Specifically, the assertions in the letter focused on the prior use of the certain marketing language by the Company. The Company's outside counsel reviewed the claims and deemed them to be without merit and sent a detailed response. The Company has not received a response to their communication.

NOTE 8 – RELATED PARTY TRANSACTIONS

Related-Party Notes
The Company does not have any material related-party transactions to disclose.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Securities Offering
Cheers will be issuing non-voting common stock in a securities offering exempt from registration under Regulation CF. The price per share will be set at $39.11. Certain investment tiers based on timing and amount of investment will receive "bonus" shares on top of those that they purchased. The Company hopes to raise as much as $5,000,000.

Management's Evaluation
Management has evaluated subsequent events through April 19, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Cheers

A Leader in Alcohol-Related Health


Feel 50% better after drinking alcohol.*
CHEERS RESTORE
CHEERS RESTORE
* Feel at least 50% better or get a refund on Cheers' products!

Website | Houston, TX | CONSUMER PRODUCTS

$0.00 raised

0 Investors	$49.5M Valuation
$39.11 Price per Share	$117.33 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Cheers is a leader in the alcohol-related health category. We create products that support your liver and help you feel better after consuming alcohol. To date, we have helped over 300,000 people enjoy alcohol on their own terms, with a total of over $25 million sold through online sales alone. In 2020, Cheers generated $1.7m+ in profit. Our next planned move is to begin our expansion into retail, with the goal of Cheers being available anywhere that alcohol is sold.

Overview | Terms | Updates | Comments | Follow

Reasons to Invest

- **Leading alcohol-related health:** We create products that are designed to support your liver and help you feel better after drinking – whether you drink a little or a lot. Cheers isn't just some hangover cure company. We're an "alcohol-related health" company, pioneering an entirely new category of CPG products to help people enjoy alcohol on their own terms.
- **$25m+ sold to date, with $1.7m+ profit in 2020:** Since our appearance on Shark Tank in 2018, we have sold over $25m across the US solely through online channels. To date, we've sold over 13m doses across all our products and have acquired over 300k customers. In 2020, Cheers generated $1.7m+ in profit.
- **Novel technology for a massive untapped market:** Alcohol is a $250b+ industry in the US and hangovers cost the US economy an estimated $180b annually. The market opportunity is potentially worth billions, and we believe our first-to-market patent-pending DHM permeabilizer technology will set the standard for how people enjoy alcohol and how they bounce back after drinking.


iSalud!

$25m+	$1.7m+	SHARK TANK 2018	AMAZON 8,000+
Total sales to date.	The profit we generated in 2020.	The year we appeared on Shark Tank.	4 & 5-star Amazon reviews and ratings.
13m+	**5m+**	**FACEBOOK 49m+**	**FACEBOOK 490m+**
Doses sold across all products.	Unique website users.	Unique Facebook reach.	Total Facebook impressions.

THE PROBLEM

We believe there has yet to be a line of efficacious products that help health-conscious people enjoy alcohol responsibly and feel better the next day.

- People have become increasingly more health-conscious, significantly altering the consumer packaged goods (CPG) landscape. This trend has now moved into the alcohol category.
- People have also become less willing to compromise: they want to go out for happy hour drinks but wake up ready to take on life's responsibilities the following day (e.g., exercise, work, kids, errands).
- There are countless "wives tale cures" that have been touted as the "next best thing" for helping you feel better after drinking, but with little-to-no science backing up their solutions.
- There isn't a clear, approachable mass understanding of the science behind alcohol and hangovers, how alcohol impacts your liver, and how you can improve your habits to stay healthy. We can change that.

Not feeling so great after drinking? Just
~~take 2 ibuprofen, drink 32oz of water, apply a cold compress, take a shot of apple cider vinegar, sweat it out in a sauna, drink pickle juice, buy a protein smoothie, get your hands on the city's greasiest burger, take activated charcoal, get an IV drip, don't make any quick movements~~
take Cheers
...and feel 50% better the next day or your money back.

* If customers don't love their Cheers products, we offer every customer a full refund on their first order up to 1 unit of Restore, Hydrate, and Protect. All they have to do is let us know within 30 days of ordering at hello@cheershealth.com for their money back. See the full policy at www.cheershealth.com/refunds.

THE SOLUTION

We are a leader in alcohol-related health, creating function-first products in a form-first industry.

To date, we've helped over 300,000 people enjoy alcohol on their own terms, with over $25 million sold exclusively through online sales. We officially launched in 2017 with our hero product, Cheers Restore, to help people feel better after drinking. Since then, we've expanded to products that support one's overall alcohol-related health – ranging from liver supplements to rehydration formulas. Efficacy and quality are prioritized at every step, from formulation to when the package arrives at your door. **We believe no other company in this space matches these standards.**



High efficacy, high standards.
MADE IN THE USA
PATENTED FORMULAS
THIRD PARTY TESTED
BACKED BY SCIENTIFIC STUDIES
FDA REGISTERED FACILITIES
CONDUCTED TOXICOLOGY REPORTS
CHEERS RESTORE

Not only do we believe that we have the opportunity to gain significant market share, but we also believe that we have the technology, vision, proven earnings, customer base, and collective expertise to firmly establish the category of alcohol-related health and make Cheers a household name.



Four years of strong growth to date, with many milestones hit along the way.
$12m
$10m
$8m
$6m
$4m
$2m
ANNUAL REVENUE
Raised $100k in Pre-Seed round
Shark Tank airing
Raised $2.1m in Seed round
Officially changed our name to Cheers
Rebrand complete + Cheers Protect launch
R&D begins on beverage with Princeton technology
Beverage production begins
2017
2018
2019
2020
YEAR
Annual Revenue
Company Milestones



THE BEST THING TO HAPPEN TO ALCOHOL, SINCE ALCOHOL.
Cheers Restore capsules are our best selling product, generating ~75% of our revenue. They are designed to help you feel better after drinking and support your liver. With 1,200mg of DHM per dose, we believe it's the best product on the market… until now.
We're proud to introduce the Cheers Restore beverage, powered by a permeabilizer technology that we co-invented with Princeton University. Our in-vivo studies found an increase in DHM's bioavailability of up to 19x, making this what we believe to be the preeminent product on the market that sacrifices neither efficacy nor taste.
Capsules
✓ Reduces GABAa rebound and acetaledehyde exposure.
✓ Reduces hangxiety, brain fog, and the "bleh" feeling that many experience the day after drinking.
✓ Claim to fame: Feel at least 50% better the next day or your money back.
DART™
NEW
Beverage
✓ All the same benefits of our capsules, plus it rehydrates you after drinking.
✓ Up to 19x more bioavailable than pure DHM.*
✓ Zero sugar. Instead, it's naturally sweetened with stevia.
✓ Lightly carbonated to be easy on the stomach.
DART™
ADAPT™
We'll be implementing this new ADAPT™ tech into our capsules soon!
AS SEEN ON SHARK TANK
CHEERS RESTORE
AFTER-ALCOHOL AID
* DHM suffers from a poor bioavailability. This means that the vast majority of even purified DHM consumed does not make it to the bloodstream and is instead excreted unused. Even with large amounts of DHM, the total DHM absorption per dose is low.

* "WO2020252346A1 - Formulations of Dihydromyricetin and a Permeabilizer." Google Patents, patents.google.com/patent/WO2020252346A1/.

OUR STORY

Whether you've had one, or one too many, everyone who drinks alcohol knows that all-too-familiar experience of waking up feeling less than 100%.


Brooks distributing samples at Princeton.
Professor Bob Prud'homme, Cheers advisor, in his lab.
Brooks presenting to investors in New York City for Princeton's eLab Summer Accelerator in 2016.
After receiving Cheers' first granted patent.
Cheers participating in Princeton's 2017 eLab Summer Accelerator.
Fulfillment team moving operations from Princeton, NJ to Houston, TX.

How it all started

Our story began in 2014 at Princeton University when our founder, Brooks Powell, read about a natural plant extract called Dihydromyricetin (DHM). DHM had just been discovered to have anti-alcohol properties through animal studies published in The Journal of Neuroscience (this was the first of many, many studies on DHM's relationship to alcohol). Long story short, researchers found that when given DHM, rats showed significantly reduced signs of GABAa rebound – which is the primary reason people don't feel 100% the day after consuming alcohol.


What is DHM?
✓ A natural plant extract (like caffeine is to coffee) derived from sources such as the Japanese raisin tree.
✓ It has been used for centuries as an herbal liver supplement and hangover remedy in traditional Eastern medicine. Its original usage dates back to the year 659, when it was published in the world's first official pharmacopoeia.
✓ Since the promising research introducing DHM to the academic community in 2012, there has been an increasing number of scientific studies showcasing DHM's efficacy in reducing GABAa rebound, as well as its benefits to the liver, among other non-alcohol-related health benefits.
✓ Because of these findings, we're committed to prioritizing the highest level of efficacy in our products, including industry-leading levels of DHM per serving in Cheers Restore – as well as DHM bioavailability-enhancing technologies.
HO
OH
OH
OH
OH
OH
O
O
Fun fact: Cheers was arguably the first company to bring DHM to market at scale in the United States in 2017.

Brooks saw this promising study as an opportunity to test DHM's next-day efficacy on humans and worked with a patent team to conduct a human study. That study showed that participants felt an average of 50% better the next day after taking the formula, and led to the official launch of our first product, an after-alcohol aid (now known as Cheers Restore).


GRANTED PATENT US 10,736,870 B2
In a human study conducted for our granted patent, users of Cheers Restore felt an average of 50%+ better the next day across 8 typical symptoms.
Our claim to fame: Feel at least 50% better the next day or your money back.
Fun fact: In 2020, only 1.6% of sales were refunded by unsatisfied customers.
01 Headache Free
02 Nausea Free
03 General Energy
04 Focus
05 Mental Energy
06 Physical Energy
07 General Well-Being
08 Daily Activity Motivation
With Cheers Restore

After we secured a granted patent on our formula, Brooks appeared on Shark Tank, where the pitch was hijacked by Mark Cuban. Soon after that, we raised a funding round of $2.1m on significantly better terms from venture capital investors including NextView Ventures, Founder Collective, and Fitz Gate Ventures.


Now rebranded as Cheers.
CHEERS ON SHARK TANK
FEB 25, 2018

Where we're going
We are proud to be arguably the first company to bring purified DHM to market at scale in the United States. But this is only the beginning! After years of work, research, a lot of funding, and through sponsored research agreements (SRAs) with Princeton, we have finally figured out how to increase the bioavailability of DHM, enabling us to create a beverage form of our best-selling product: Cheers Restore.


We laid down the groundwork for DHM-based products in 2014, and we're excited to bring the next advancement in DHM tech to the world in 2021.
With this new technology and your investment, we're ready to widen our focus through expansion into retail and bars – working to get our new beverage into locations near you in the future.
CHEERS RESTORE

THE MARKET

The market opportunity for an alcohol-related health category could be a staggering $9 billion. Combine that with consumers shifting to more health-conscious lifestyles, and we think we're a no-brainer.

Serving an Untapped Market
In Korea, where liver supplements and hangover cures have already become popular, the alcohol-related health supplement market is 3.6% of their total annual alcohol sales. If this 3.6% were applied domestically, it could mean a market as large as $9 billion.


South Korea
$4.7b
Yearly alcohol sales in South Korea
3.6% OF KOREAN ALCOHOL SALES
$170m
Yearly alcohol-related health supplement sales in South Korea (and growing)⁎
United States
$250b+
Yearly alcohol sales in United States
3.6% OF US ALCOHOL SALES
$9b?
Potential alcohol-related health supplement sales in United States (and growing)

⁎ Arthur, Rachel. "Korea's Booming Hangover Treatments Trade." *Beveragedaily.com*, William Reed Business Media Ltd., 24 Jan. 2020.
Note: International performance of hangover cures and alcohol-related supplements does not guarantee market size in the United States.


Alcohol & Hangovers in the United States
$250b+
Alcohol is a $250b+ industry in the US.
65%
Around 65% of Americans regularly consume alcohol.
$180b
Hangovers cost the US economy an estimated $180b annually due to lost workplace productivity.
2m
2 million Americans show up hungover to work on any given day.
30%
Roughly the amount of Americans that have had a drink within the last 24 hours.
We're pioneering an entirely new category of products, introducing it to consumers & retailers alike.
Alcohol
Health
Over the past decade, consumers have become increasingly health-conscious, significantly altering the CPG landscape across many categories. This large scale transition towards health consciousness has now come to the alcohol industry and we're leading this new wave.


The Shift to the Health-Conscious Consumer
Personal Care
DOVE SUAVE
OLAY
THE HONEST CO.
NATIVE
DRUNK ELEPHANT
Beverages
COCA-COLA
DR. PEPPER
BAI
LA CROIX
WATERLOO
Alcohol
BUDWEISER
COORS
KOM BREW CHA
WHITE CLAW
MICHELOB ULTRA
TRULY
CHEERS
We're a major part of this new health-conscious focus in alcohol.

WHAT WE DO

Our mission is simple: Bringing people together by promoting fun, responsible, & health-conscious alcohol consumption.

MISSION

Bringing people together by promoting fun, responsible, & health-conscious alcohol consumption.

VISION

A world where everyone can enjoy alcohol throughout a long, healthy, & happy lifetime.



Evident in our mission & vision is the belief that alcohol can serve a beneficial role in society through its ability to bring people together. However, this role is limited to proper use – and if misused, problems will arise. Our core goal is to promote the positives of alcohol while also decreasing its negatives, which we do through our products and educational content. Our company is not just about making money – it's about making money through bona fide products and services that will help our customers and society at large.

Our Products

While we're famous for Cheers Restore, it doesn't end there. Whether you drink a little, a lot, or not at all, we make products for you.


Granted Patent US 10,736,870 B2
CHEERS


CHEERS

AFTER-ALCOHOL AID

Cheers Restore. Take 2-4 capsules after consuming alcohol to support your liver and help you feel great the next day.

ORAL REHYDRATION SOLUTION

Cheers Hydrate. Mix 1 scoop with water to combat the effects of alcohol-induced dehydration.


CHEERS


Patent pending formula
CHEERS RESTORE

DAILY LIVER SUPPLEMENT

Cheers Protect. Take 2 capsules daily to support glutathione levels and overall liver health.

AFTER-ALCOHOL AID + PERMEABILIZER TECHNOLOGY

Cheers Restore Beverage. Up to 19x more bioavailable than standard DHM. Drink this after consuming alcohol to support your liver and feel great the next day.

This beverage utilizes a DHM drug delivery system exclusively licensed from Princeton University.

ABOUT OUR CUSTOMERS *

25 yrs old+

92% of our customers * are over the age of 25. While many find this surprising, there are a few intuitive reasons for this:

- The older you get, less & less alcohol makes you feel worse & worse the next day.
- As you age, the increase in responsibilities grows with you as does the need to feel your best the day after drinking.
- Our branding and messaging are targeted to the responsible drinker who knows that a few drinks can still result in feeling less than 100% the next day.

55% Percentage of our customers who are **married**.

69% Percentage of our customers who have an annual household income of **$75k+.**

2% Percentage of customers who **initiate refunds** because they did not like the product.

"Feel 50% better the next day or your money back."
It's the guarantee that we boast everywhere – from our website, to print, to digital advertising. We're so confident in our product's efficacy that we encourage customers to contact us for refunds if our products don't work for them. We're extremely proud to have a **98% satisfaction rate**!

* Demographic information pulled from Amazon for the year 2020. While these percentages may vary across our entire customer base, we believe our 2020 Amazon customers are a representative sample of our overall customer base.

TRACTION

Our vision and story resonates with consumers.

In 2020, 55% of our revenue came from repeat customers, and their loyalty has helped us sell over $25 million of Cheers products and establish the category of alcohol-related health.

ORDERS FROM REPEAT CUSTOMERS

As we've grown, the majority of our revenue over the past 2+ years has come from our increasing base of loyal customers ordering for the second, third, tenth, or even fiftieth time in some cases!


$12m
$10m
$8m
$6m
$4m
$2m
$-
REVENUE
$438k
24%
$7.2m
32%
$8.2m
55%
$10.4m
55%
2017
2018
2019
2020
YEAR
Repeat Customer Orders
First-Time Customer Orders


CHEERS

★★★★★
8,000 4&5 star Amazon reviews & ratings

★★★★★
GODSEND
"THESE REALLY WORK!!!! Do yourself a favor and try these out. Seriously."

Significant Online Presence

With over 13 million doses sold, we understand how health-conscious drinkers approach alcohol. **Nearly 50 million Americans have had contact with Cheers through Facebook/ Instagram alone, with an average frequency of roughly 10x.** This kind of reach has allowed us to build a trustworthy brand that connects with new and existing customers every day.

Roughly half of American drinkers on Facebook & Instagram have seen our ads.*


~½

FACEBOOK
49m+
Unique Facebook reach.

FACEBOOK
490m+
Total Facebook impressions.


1m+ views
649 comments
2.5m+ views
3,700 comments
2.5m+ views
1,300 comments
1.2m+ views
1,500 comments
Ivy league scientist invents the best thing to happen to alcohol...
since alcohol.
How does Cheers help with "hangxiety"?
Cheers to YOU.
Drink at a bar
Drink at home

* Defined by Facebook's historical audience targeting. Facebook determined that ~100 million Americans on their platform are deemed alcohol drinkers through various methods. We have already reached about half of them an average of ~10 times.

BUSINESS MODEL

Since our appearance on Shark Tank, we've seen strong growth over time, both in terms of revenue and profit.

Even at an early stage, we focused our efforts on cash efficiency and R&D to prepare for long-term success. Through these efforts, we built a direct-to-consumer (DTC) brand that became profitable in 2020 as we prepared for retail expansion.

Since officially launching in 2017, revenues have continued to climb year over year. Meanwhile, we've added 33 percentage points to our operating margin over the past three years, and we posted our first annual profit in 2020.


Annual Revenue and Net Income
$12m
$10m
$8m
$6m
$4m
$2m
$-
$(2m)
~$1.7m in profit
2017
2018
2019
2020
YEAR
Revenue
Profit
Loss
Annual Operating Margin (%)
20%
15%
10%
5%
0
-5%
-10%
-15%
-20%
OPERATING MARGIN
-19%
-13%
-3%
14%
2017
2018
2019
2020
YEAR

Since officially launching in 2017, Cheers has increased its annual operating margin by a total of 33 percentage points. We have done this through strict discipline and an unwavering commitment to optimizing business operations wherever possible – for the benefit of our customers and business alike. This includes:

- Maintaining a lean team and minimizing overhead.
- Utilizing disciplined advertising strategies to focus on profitable customer acquisition.
- Nurturing our existing customer base to drive loyalty, repeat business, and word-of-mouth referrals.
- Increasing average order values through extending our product line and offering more customer-friendly bundling options.
- Expanding control over our supply chain to increase efficiency and reduce costs.
- Partnering with other industry leaders to increase competitive advantage and marketplace durability.
- Strategically increasing growth to maximize economies of scale.


CHEERS

Our in-house fulfillment team in action.

HOW WE ARE DIFFERENT

A mission-driven brand prioritizing quality, investing in technology, and constantly innovating to remain a category leader.

The more successful a company gets, the more competition will enter the space. As a leader in the alcohol-related health category, we've seen countless cheap knockoffs flooding the market, potentially cutting corners to reduce COGS and compete on price alone.

These are often products with reduced efficacy, formulas and ingredient amounts hidden behind proprietary blends, an emphasis on form over function, messaging that promotes binge drinking, or a combination thereof.

Cheers is a brand focusing solely on alcohol-related health, prioritizing quality above all else, and constantly innovating to remain miles ahead as a category leader. Most of these brands lack a singular focus on alcohol-related health, leaving them spread thin and unfocused when it comes to prioritizing a thoughtful approach to quality, technology, and overall mission.


US VS. THEM
CHEERS
MADE IN THE USA
✓ $2.92 per dose – A great bang for your buck.
✓ Solely focused on alcohol-related health – By having a singular focus, we can build far more brand equity in this growing category (think Emergen-C or Airborne vs. their generalist competition).
✓ 1,200mg of DHM per dose – The highest amount per dose.
✓ Investing heavily in DHM permeabilizer technology – While this technology is currently applied to our beverage, it will soon be applied to our Restore capsules, giving us an even greater competitive advantage to secure ourselves as a category leader.
✓ No proprietary blends – Prioritizing transparency in all of our products to build consumer trust.
✓ Advocates for responsible drinking and supporting a healthy lifestyle – Setting ourselves apart from competition that promotes binge drinking in their advertising.
✓ Reinvesting profits in R&D to continue developing more effective solutions for our customers.
Any time you buy Cheers, you're investing in our future and our ability to innovate for the benefit of our customers.
✗ Uses a proprietary blend
✗ ~$3 per dose (per dosage instructions)
✗ No DHM drug delivery system
✗ ~1,000mg of DHM per dose
✗ Lacks a singular focus on alcohol-related health products
✗ Uses a proprietary blend
✗ $5-6 per dose
✗ Often promotes binge drinking
✗ ~350mg of DHM per dose
✗ Prioritizes form over function
✗ Lacks a singular focus on alcohol-related health products
✗ Uses a proprietary blend
✗ $3.40 per dose
✗ No DHM drug delivery system
✗ ~900mg of DHM per dose
✗ Lacks a singular focus on alcohol-related health products
✗ Uses a proprietary blend
✗ ~$3.99 per dose
✗ No DHM in formula
✗ Often promotes binge drinking
✗ Prioritizes form over function
✗ Uses a proprietary blend
✗ ~$2 per dose
✗ No DHM in formula
...and countless other knockoffs and copycats potentially cutting corners.

TRANSPARENCY + RESPECT

Our promise to our customers

As part of our commitment to transparency, we will never hide details that we would want to see as consumers ourselves. All of our products are manufactured in FDA-regulated facilities and are made in the USA. We vet dozens of manufacturers and run QC checks at third-party labs to ensure our products are of the best quality. We even spent the extra money to get expert toxicology reports of Cheers Restore's safety. We take great pride in making the safest and most effective products possible, and we will continue to make sure we're working to exceed FDA standards.



Our co-invented technology with Princeton gives us an advantage that no one else can match.

For years, we've tried to solve DHM's biggest roadblock: poor bioavailability. After years of work, research, and a lot of funding, we have finally figured out how to increase the bioavailability of DHM — which has enabled us to attain a DHM bioavailability that no one can match.

ADAPT™
Accelerated DHM Absorption Permeabilizer Technology
Protected by U.S. Patent Application Serial No. 62/861,895 (Pending)

DART™
Dissolving Acetaldehyde Reduction Technology
Protected by U.S. Patent Application Serial No. 14/726,230 (Granted)

DHM without permeabilizer technology | **Cheers Restore beverage with permeabilizer technology**


DHM
Permeabilizer
STOMACH
CIRCULATORY SYSTEM
STOMACH
CIRCULATORY SYSTEM

Bioavailability: ~5%
1,200 mg → ~60 mg

DHM suffers from a poor bioavailability. This means that the vast majority of even purified DHM consumed does not make it to the bloodstream but is instead excreted unused. Even with large amounts of DHM, the total DHM absorption per dose is low.

Bioavailability with our permeabilizer technology: up to 19x more bioavailable

Our permeabilizer technology allows for greater total DHM absorption with decreased amounts of DHM per dose. This not only gives the product a better form factor, but also makes it more effective.

Our sponsored research with Princeton revealed that we could increase the bioavailability of DHM significantly when co-administered with capric acid. One of our in-vivo studies found up to a 19x increase in DHM bioavailability with at least a 2:1 ratio of capric acid to DHM. Capric acid has been shown to temporarily expand cellular tight junctions in the GI tract to allow larger molecules, such as DHM, to absorb at a significantly increased rate. Capric acid is found in high amounts from natural sources, such as coconut or palm oil.

OUR GOALS

Our goal is simple: Anywhere alcohol is sold, we want to be sold there too.

We're invested in empowering drinkers to enjoy alcohol on their own terms. From providing valuable short-term benefits post-drinking, to introducing ways to help support people and their health in the long-term, it just makes sense for Cheers to be a fixture in any setting where alcohol is sold.

The future is omnichannel

Over the next few years, we're looking to grow into an omnichannel model through retail & on-premise expansion. Your investment will help fund these efforts so that Cheers can scale across all channels, drive revenue, and establish long-term brand equity in the alcohol category.


Direct to Consumer
cheershealth.com
Amazon
Brand Partnerships
Wholesale & Retail
Grocery, Liquor, & Big Box Stores
Hotels & Casinos
Airports & Cruiselines
On-Premise
Breweries, Wineries, & Distilleries
Bars & Restaurants
Events

Our customers are ready for us to be in retail, too!


Can I get it shipped here to me Within the hour ?!? Could really use this RIGHT NOW!!
They should have these at every store and bar....
You need to get this product in the gift shops on Carnival ships!!
Have you guys thought about or tried to get into GNC? I'm a manager at a franchise location and would love to talk to corporate about getting this on the shelves. Plenty of people bug "hangover shots", so this would probably sell even more.
Is it available in any stores in either Phoenix or Las Vegas?
Sold in stores?
Is this sold in any stores? I have a birthday coming up, sooooo...
Can this be purchased in stores?

Putting our money where our mouth is: The Liver Habits Score™
We currently sell products that support your liver and help you feel better after drinking. However, we feel it's equally important that we help empower customers to prioritize their overall health in ways extending beyond the direct benefits of our products.

Currently in development, our Liver Habits Score™ is a quiz that helps people understand through educational content how daily activities such as exercise, diet, and alcohol consumption could potentially affect liver health. Upon receiving a score, we explain what this score means and highlight areas of habits that could be improved. This quiz is paired with additional educational content that further emphasizes how lifestyle changes could make a significant impact on liver health. The release of our products, materials, and partnerships are all guided by our vision: A world where everyone can enjoy alcohol throughout a long, healthy, & happy lifetime.


IN DEVELOPMENT
The Liver Habits Score™
CHEERS
Your liver habits score is -19
Alcohol Consumption -64
BMI & Exercise +22
Diet & Eating Habits +34
Everyday drinking significantly increases your risk for liver disease.
STEP 1
Take a simple quiz to help us better understand you and your daily activities.
STEP 2
Get personalized results mapping out your habits in 3 categories: alcohol consumption, BMI & exercise, and diet & eating habits.
STEP 3
Learn how you can improve your score in each category, along with related educational content.
STEP 4
Get periodic personalized educational content, and reminders to take the quiz again to see how you improved over time!

WHY INVEST

With $25m+ already sold, a newly developed product, and retail on the horizon, we're just getting started.


Since our first official funding round in 2017, the implied valuation of Cheers has increased by 66x.
66x increase
$49.5m
$50m
$45m
$40m
$35m
$30m
$25m
$20m
$15m
$10m
$5m
COMPANY VALUATION
$.75m
3.2x
$2.4m
5x
$11.9m
4.2x
2017 Pre-Seed 1 Common Stock
2017 Pre-Seed 2 Common Stock
2018 Seed Preferred Stock
Now Regulation CF Common Stock
FUNDING ROUNDS
Based on the price that entities have purchased Cheers' stock at in the past. Regulation CF raise is currently underway.
Disclaimer: As with all companies, price and value do not necessarily correlate, and this applies to Cheers as well. Therefore, investors should be aware that the Company's self-determined pre-money valuation at which securities are sold by the Issuer, whether now or in the future, are not an indication of the inherent value of the Company. An increase in the Company's self-determined pre-money valuation does not necessarily correlate to an increase in the Company's inherent value. This disclaimer applies to the valuation of all companies—especially those not freely traded on a public market.

Invest with us to support our plans to:





Continue scaling customer acquisition online.

We have built a DTC brand that resonates with customers as a leader in alcohol-related health. While we're expanding into retail, we still plan to scale our DTC customer acquisition efforts. Nearly 50 million Americans have had contact with Cheers through Facebook/Instagram alone, with an average frequency of roughly 10x, and we have no plans of stopping.

Apply our DTC success to expansion into retail.

Now that we have a retail-friendly form factor through a beverage, we're ready to expand into retail. Your investment will help fund these efforts so that Cheers can scale across all channels, drive revenue, and establish long-term brand equity in the alcohol category.





Utilize our patent-pending DHM permeabilizer tech into new products.

Ever since Cheers began, we have been trying to find a way to make DHM more bioavailable, knowing that achieving this would give us an even greater competitive edge. After years of research, we have discovered how to increase the bioavailability of DHM. This technology will first be utilized in our beverage and will soon be implemented into our Restore capsules. This helps to solidify our place as a leader in alcohol-related health.

Create educational content around alcohol & liver health.

We want our brand to be a vehicle for empowering customers to enjoy alcohol on their own terms. The Liver Habits Score™ and educational content surrounding long-term health only furthers our mission of promoting fun, responsible, and health-conscious alcohol consumption.

MEET THE TEAM

A passionate team dedicated to our mission of promoting fun, responsible, and health-conscious alcohol consumption.

Cheers warehouse & fulfillment center.



Management Team

 **BROOKS** FOUNDER & CEO

 **SHELBY** DIRECTOR OF DIGITAL MARKETING

 **HANK** CTO

 **KELSEY** OPERATIONS MANAGER

 **SETH** VP OF OPERATIONS

 **DALIA** CREATIVE DIRECTOR

 **ERIC** MANAGER OF FINANCE & ANALYTICS

 **BEKAH** WHOLESALE SPECIALIST

 **LEAH** DESIGN SPECIALIST

 **BETH** FULFILLMENT MANAGER

 **GENE** FULFILLMENT MANAGER

 **FULFILLMENT TEAM** WAREHOUSE & FULFILLMENT SPECIALISTS

Advisors

 **BOB PRUD'HOMME** PROFESSOR AT PRINCETON UNIVERSITY

 **SHAHRAM HEJAZI** PROFESSOR AT PRINCETON UNIVERSITY

 **JOSH HIX** CO-FOUNDER & CEO OF PLATED

 **CAROLINE BECKMAN** FOUNDER & CEO OF NOURI

 **BEN COGAN** CO-FOUNDER & CO-CEO OF HUBBLE CONTACTS

Directors



BROOKS POWELL

Brooks is the founder & CEO of Cheers. He started the company while he was an undergraduate at Princeton University with the help of his science and entrepreneurship professors. While at Princeton, Brooks spoke at TEDxPrincetonU on "Taming Alcohol's Dark Side", which discussed the ethics of DHM products. Shortly after graduating in 2017, Brooks won Princeton's inaugural Tiger Entrepreneurship Award. Ever since then, Brooks has been focused on building Cheers into the future of alcohol-related health.



STEPHEN MCLEAN, JR.

Stephen serves as a Director at Cheers after becoming the company's first investor in 2017. Stephen is the Treasurer & Vice President of Corporate Development at WIRB-Copernicus Group, a company which measurably improves the quality and efficiency of clinical trials, to help biopharmaceutical companies, CROs, and institutions facilitate the development of new treatments and therapies for patients. Stephen graduated from the University of Pennsylvania in 2005 with a BA in Economics.



MELODY KOH

Melody serves as a Director at Cheers through her role as a Partner at NextView Ventures where she analyzes and makes investments into startup companies. Prior to NextView, she was Head of Product at Blue Apron, and before that was a Product Manager at Fab.com. Melody graduated from the University of Virginia in 2007 with a BS in Commerce. She later graduated from Harvard Business School with an MBA in 2013.

THE FUTURE

In addition to expanding Cheers' product line and retail presence, our company is planning to launch an entirely new brand of sugar-free hydration products called Lightspeed.

In 1992, NASA developed a sugar-free hydration beverage designed to keep astronauts hydrated during long missions in the extreme environment of space. Utilizing the learnings from this expired patent, we developed Lightspeed. Our zero-sugar hydration brand is designed to be a healthy alternative to those sugar-filled formulas currently flooding the market.

Through our experience in supply chain, digital advertising, and branding, we're utilizing our knowledge and skills to potentially create new brands in tangential market areas. For us, Lightspeed is a no brainer. An investment into our company is not only an investment into Cheers, but also an investment into any products and brands that our company develops.


INTRODUCING LIGHTSPEED
The smartest way to hydrate
Sugar-free, NASA-inspired, isotonic solutions designed to propel your everyday life.
WHAT YOU NEED TO KNOW
Isotonic formula
30-electrolyte powder sticks
Zero sugar and carbs*
Science-backed hydration
ISOTONIC SOLUTION WITH ZERO SUGAR
Based off of NASA's rehydration formula, Lightspeed is designed to match your blood's osmolality so that it can be rapidly absorbed without modification in your stomach.
* Based on FDA rounding standards.
LIGHTSPEED
LIGHTSPEED


RUSSIAN
Za zda-ró-vye!
"To Your Health!"
GERMAN
Prost!
"To Your Health!"
SWEDISH
Skål!
"Cheers!"
POLISH
Na zdrowie!
"To Your Health!"
PORTUGUESSE
Saúde!
"Health!"
IRISH
Sláinte!
"Good Health!"
COSTA RICAN
¡Pura Vida!
"Pure Life!"
FRENCH
Santé!
"Health!"
ROMANIAN
Noroc!
"Good Luck!"

Cheers to you!

We're so thankful for our Cheers community and the opportunity to showcase our company to you. We look forward to answering your questions and sending you exciting updates as our company progresses.


KOREAN
Geonbae!
"Empty Glass!"
VIETNAMESE
Một hai ba dzô!
"One Two Three Cheers!"
GREEK
ΥΓΕΙΑ!
"Health!"
UKRANIAN
Budmo!
"Shall we Live Forever!"
CROATIAN
Živjeli!
"Live!"
ARABIC
Fe sahatek!
"Good Luck!"
SPANISH
¡Salud!
"To Health!"
ENGLISH
Cheers!
"Cheers!"

Offering Summary

Company	Cheers Health, Inc.
Corporate Address	1334 Brittmoore Rd (Suite 1003), Houston, TX 77043
Offering Minimum	$9,973.05
Offering Maximum	$4,999,978.84
Minimum Investment Amount (per investor)	$117.33

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	255
Maximum Number of Shares Offered	127,844
Price per Share	$39.11
Pre-Money Valuation	$49,454,907.88

Offering Bonus Shares Maximum: 25,569 shares of Non-Voting Common Stock, which results in a maximum number of shares for this offering equaling 153,413 shares of Non-Voting Common Stock.

Early Bird Bonus Shares:

• Earliest Early Bird Bonus (Day 1-3 Investment): 20% bonus shares.

• Super Early Bird Bonus (Day 4-7 Investment): 15% bonus shares.

• Early Bird Bonus (Day 8-14 Investment): 12% bonus shares.

• StartEngine Member Bonus: 10% bonus shares.

Investment Tier Bonuses & Perks (Investment Tier Bonus Shares cannot be stacked with Early Bird Bonus Shares):

• $1,000 Investment Tier: 8% bonus shares + 10% off all Cheers products sold on website for 1 year.

• $2,500 Investment Tier: 10% bonus shares + 15% off all Cheers products sold on website for 1 year + Cheers swag kit*.

• $5,000 Investment Tier: 12% bonus shares + 20% off all Cheers products sold on website for 1 year + Cheers swag kit*.

*Cheers swag kit is sold on cheershealth.com with the product title "The Ultimate Cheers Kit" for $115. See: cheershealth.com/products/ultimate-cheers-kit.

The 10% StartEngine Owners' Bonus

Cheers Health, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of stock at $39.11 per share, you will receive and own 110 shares for $3,911. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Bonus Shares bonus, which will be the highest bonus rate they are eligible for.

Explanation & Examples:

The Early Bird Bonuses, Investment Tier Bonuses, and the 10% StartEngine Owners' Bonus cannot be stacked. An investor in Cheers Health, Inc. that is eligible for one or more "bonuses" will receive the greatest single bonus shares bonus available to such investor.

For example: An investor is a StartEngine OWNer, and invests $5,000 on Day 6 of our campaign. The investor is eligible to receive the 15% Super Early Bird Bonus Shares, the 10% StartEngine OWNer's Bonus Shares, and the 12% $5,000 Investment Tier Bonus Shares. Since the highest Bonus Shares bonus available is the 15% Super Early Bird Bonus Shares, the investor will receive this 15% bonus only. However, the investor will still receive the "20% off all Cheers products sold on website for 1 year + Cheers swag kit" perk, as that is the highest perk for which the investor qualified.

For another example, if someone invests $1,000 on Day 8, they will receive 12% bonus shares + 10% off all Cheers products sold on website for 1 year.

For another example, if someone invests $5,000 on Day 30, they will receive 12% bonus shares + 20% off all Cheers products sold on website for 1 year + Cheers swag kit.

For another example, if someone invests $1,000 on Day 40 and are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus, they will receive 10% bonus shares + 10% off all Cheers products sold on website for 1 year.

*All perks occur when the offering is completed.

Note on % Discount Perk on Cheers' Products Sold Through Website:

The % Discount Perk is intended to benefit the investor themselves. We reserve the right to disable discount codes if we observe signs of abuse, including, but not limited to, posting codes on discount sites and reselling products obtained with said discount. This discount cannot be combined with other discounts, such as seasonal sales discounts.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Cheers to get notified of future updates!

Comments (40 total)

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Helen S. 3 days ago
If this investment is long term and illiquid, do you anticipate dividend payments to investors like us?

Ronda L. 5 days ago
Hi! First, I LOVE Cheers. I am a huge fan. Second, I am planning to invest $5k as soon as it goes live. Will the 20% apply for the bonus or the 12%, 20% discount for a year plus the swag bag? Thanks!

Brooks Powell - Cheers 4 days ago
Hey Ronda,

First of all, we are SUPER happy to hear that you love Cheers and are a fan. Hearing from repeat customers like you is why we "tap dance to work" each day—to copy a line from Warren Buffett about the importance of enjoying one's job. Thanks so much for your love and support! 👏

Right now, the way that the "Early Bird Bonuses" and "Investment Tier Bonuses" are explained is a bit confusing. This language will be updated on our planned launch date of Tuesday, May 18th to make it more clear.

Basically, bonus shares can't stack, and therefore, you will automatically get the largest amount of bonus % that you are eligible for based on when and how much you invest—and whether or not you get the 10% StartEngine Owners' Bonus. So if you invested in the first 3 days, you would automatically get 20% bonus shares. That is regardless of how much you invest and whether or not you are eligible for the 10% StartEngine Owners' Bonus as the 20% "Earliest Early Bird" bonus shares is the max. However, you will STILL get the applicable investment tier perks. So, if for example, you invested $5,000 in the first 3 days, you would get: 1) 20% bonus shares, 2) 20% off all Cheers products sold on our website for 1 year, and 3) a Cheers swag kit that currently sells on our website for $115.

Does that make sense? It's probably better than you expected as the way it is written now makes it seem as if it's "either/or" in regards to the Early Bird Bonus and Investment Tier Perks, but it's actually "both/and"—with only the bonus shares not stacking. 🙂

Sláinte! 🥃 ("Cheers" in Irish)
Brooks

Noah G. 5 days ago
Hi Cheers Team,

What do you plan on using the crowdsourced money for? There must be a reason or plan in mind to have some sort of growth or a new stage of development that you need significant investment for. I'm curious what we will be helping you obtain.

Brooks Powell - Cheers 4 days ago
Hey Noah,

This is THE big question!

On this Tuesday, May 18th, this page will be updated with a ton of information about what we have been up to and where we are going. I think you will find all of it very exciting, so be sure to check back here that morning when our offering is planned to go live and all of this information becomes available!

Can't thank you enough for the interest in Cheers.

Nazdravlje! 🍺 ("Cheers" in Bosnian)
Brooks

Samuel W. 5 days ago
Brooks,

Thanks for the detailed response. That explains everything I needed to know!

I had a separate follow-on. I see that the early bird bonuses and investment tier bonuses can't be stacked. How do we choose which one to apply? I assume this would happen at the time of the investment?

Best,
Ben

Brooks Powell - Cheers 4 days ago
Hey Ben,

I'm very glad that I was helpful! 👏

Right now, the way that the "Early Bird Bonuses" and "Investment Tier Bonuses" are explained is a bit confusing. This language will be updated on our planned launch date of Tuesday, May 18th to make it more clear.

Basically, bonus shares can't stack, and therefore, you will automatically get the largest amount of bonus % that you are eligible for based on when and how much you invest—and whether or not you get the 10% StartEngine Owners' Bonus. So if you invest in the first 3 days, you would automatically get 20% bonus shares. That is regardless of how much you invest and whether or not you are eligible for the 10% StartEngine Owners' Bonus as the 20% "Earliest Early Bird" bonus shares is the max. However, you will STILL get the applicable investment tier perks. So, if for example, you invested $5,000 in the first 3 days, you would get: 1) 20% bonus shares, 2) 20% off all Cheers products sold on our website for 1 year, and 3) a Cheers swag kit that currently sells on our website for $115.

Does that make sense? It's probably better than you expected as the way it is written now makes it seem as if it's "either/or" in regards to the Early Bird Bonus and Investment Tier Perks, but it's actually "both/and"—with only the bonus shares not stacking. 🙂

Priekā! 🥂 ("Cheers" in Latvian)
Brooks

Megan M. 7 days ago
What are the publication/application numbers associated with your products?

Brooks Powell - Cheers 7 days ago
Hey Megan,

I answered a similar question to Judith a few days ago. I will copy/paste the reply to her here! You can see the publication/application numbers, and their histories, through the Google Patent links below. Please let me know if you have any other questions about our patents / patent applications.

Thanks so much for the interest in Cheers!

Noroc! 🍺 ("Cheers" in Romanian)
Brooks

Hey Judith,

Great question! We currently have an IP portfolio of multiple patent applications—many of which are in different stages of the process.

Our original patent, filed on May 29th, 2015 is titled "COMPOSITIONS AND METHODS FOR PREVENTING AND RECOVERY FROM DETRIMENTAL EFFECTS OF ALCOHOL CONSUMPTION". It generally covers the combination of DHM with cysteine and other ingredients for the use of alcohol's negative effects. The first patent application has been granted, and we have continued to file continuation patents on it for better claims which have also been granted, with the most recent continuation application pending. You can see the history of these applications here: https://patents.google.com/patent/US10736870B2/.

In 2017, Cheers began working with faculty of my alma mater, a leading Ivy League university, to figure out a way to significantly increase the bioavailability of DHM. To do this, in 2018, Cheers officially began sponsored research agreements (SRAs) with them. Out of this, Cheers and the university became co-inventors on a number of patents.

These include:
• "Dihydromyricetin nanoparticle formulations", which can be seen here: https://patents.google.com/patent/US20200197364A1/.
• "Dihydromyricetin hot melt extrusion formulations and methods for forming them", which can be seen here: https://patents.google.com/patent/US20200147032A1.
• "Dihydromyricetin spray-dried dispersion formulations and methods for forming them", which can be seen here: https://patents.google.com/patent/WO2020099937A2.
• "Dihydromyricetin nanoemulsion formulations and methods for forming them", which can be seen here: https://patents.google.com/patent/US20200215027A1.
• "Formulations of dihydromyricetin and a permeabilizer", which can be seen here: https://patents.google.com/patent/WO2020252346A1.

The last technology, which uses capric acid as a natural permeabilizer to increase DHM bioavailability, will be implemented in a product that we are releasing soon. The technology will go by the name ADAPT™, which stands for "Accelerated DHM Absorption Permeabilizer Technology".

Cheers will pay a royalty for exclusive rights to these technologies.

We couldn't be more excited to share these new technological innovations with our customers and believe that they will allow us to offer products superior to anything else on the market and give us significant competitive advantage.

Thanks so much for the interest in Cheers, and please let me know if that helps answer your question!

Cheers, 🥂
Brooks

Samuel W. 8 days ago
Hi Brooks,

I understand the idea of hoping that the price of shares increases over time, but I want to piggy-back off of Michael G's question below. If Cheers never goes public and/or never gets acquired, how would someone like me actually see a profit from the shares I buy here? Would I be able to sell them back to Cheers? Would I sell them to other investors if there was another funding round?

Thanks,
Ben

Brooks Powell - Cheers 7 days ago
Hey Ben/Samuel,

There are many risks of buying stock into companies—whether public or private. However, there are a number of risks that are unique to or at least more prevalent with private companies—which generally (but not always) are smaller than publicly traded companies. Most people think about investment risk into private companies in terms of "principal risk", which is the chance they could "lose" their investment... i.e., the value of their investment goes to zero, or its value is significantly reduced as it struggles to maintain operations without selling stock on undesirable terms.

What I believe a lot of people don't understand is that there is another major risk that could be called "duration risk". This is the amount of time that an investor or employee may have to hold their investment before liquidity (the ability to easily sell stock to generate cash for yourself) may or may not come. If you are investing into a private company—ANY private company—then its stock is not easily sold, such as on a public market... and therefore, liquidity is a problem. This goes for smaller private companies as well as larger private companies. For example, in the US, there are over 200 private companies that generate more than $2b in yearly revenue each, with the largest of them having 100,000 employees and $100b+ in yearly revenue. If you have the chance to invest into a private company, even a large one, then duration risk is inherent to the investment. Many of the richest people in the world have created their wealth through owning parts of private companies—it's not necessarily inferior to a public company, it's different.

What do wealthy investors have more of than everyone else? Time. It's the freedom and ability for them to hold a stock position for a long period of time without needing to race to liquidity whenever they hit a financial road bump.

The paradox here is that private companies often have faster growth curves. There's a reason that angel investors and VC investors exist to pursue private company investments as an asset class—it's to try to get in early on what they believe to be high potential companies. As with all choices in life, there are pros and cons to everything!

Henry Ward, the CEO of Carta (recently valued this year at nearly $7b), has discussed this problem extensively. He has said: "It is an odd artifact of history that private markets have zero liquidity, public markets have hyper-liquidity, and there is nothing in between."

So what's the solution? Well, there have been a few interesting ones popping up this year, with potentially more on the way. For example, Carta recently launched CartaX, which is a trading platform for private companies with a "$500m+ market cap" (or "valuation"). They launched the platform by trading their own stock on the platform with great success. They saw a 2.2x increase in their stock value from the financing round done less than a year prior. See: https://cartax.com/case-studies/carta.

StartEngine itself is also leading the pack here. They are in the process of putting new companies on their trading platform called StartEngine Secondary. You can read more about it here: https://www.startengine.com/trade. (Note, we're not currently on either of these platforms.)

In terms of selling stock in a private company, there are a number of possibilities (none of which are ever guaranteed):
• Acquisition: Another company buys the company.
• IPO: The company allows its stock to be traded on a public market.
• Individual-to-Individual Sales: Someone sells some or all of their stock in a company to someone else in a transaction they set up. E.g., Sally sells to her friend Steve. (Limitations on the first year after investing.)
• Company Buybacks: An individual could request that a company buy back stock.
• Secondary Markets: Individuals sell their stock on a secondary marketplace that the company's stock is trading on.

At this present moment, if you are investing in Cheers, then you need to understand that duration risk is inherent in private companies such as ours. You need to be prepared to hold the stock for the long haul. You need to understand that the investment is highly illiquid in nature, and therefore, there's no easy way to get the capital back out even if you need it. So, if you're planning to invest, make sure to only invest with cash that you could live without.

That said, there's a certain excitement that comes with being part of a company for the long haul. It's a journey, and while the destination is the primary goal, there's a joy that comes with being along for the ride.

Vives! 🍷 ("Cheers" in Latin)
Brooks

Brooks Powell - Cheers 7 days ago
Hey Ben/Samuel,

This is a longer answer as may need to go into the history of private companies and the markets around them to give a decent explanation. I will get back to you on this as soon as I can!

Chai-yo! 🍻 ("Cheers" in Thai)
Brooks

Bradley R. 8 days ago
Is the 10% StartEngine Owners Bonus stackable with the Early Bird Bonuses? Or not stackable similar to the Investment Tier Bonuses?

Brooks Powell - Cheers 8 days ago
Hey Bradley,

I like the way you think! You always have to try to maximize returns. 🍻

The way we are planning for the bonuses working on our anticipated launch date of May 18th, 2021 is for investors to get the greater of whichever bonuses are applicable. For example, if 1) you were to invest in the first 3 days once the offering goes live—i.e., during the planned Earliest Early Bird Bonus period and therefore should get a planned 20% bonus shares for your investment—but also 2) are eligible for a 10% StartEngine Owners Bonus, then you would get the greater bonus, which is 1) the planned 20% bonus from the Earliest Early Bird Bonus.

Therefore, the way to think about them is that bonuses are "non-stackable", and therefore, if you are looking to invest after studying the Form C, you could get the best possible planned deal through investing in the first 3 days of when the offering goes live.

Let me know if you have any other questions!

Skål! 🥃 ("Cheers" in Danish)
Brooks

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

1

Intro Scene:

Hey there, I'm Brooks Powell, and I'm the founder of Cheers. We make products that support your liver & help you feel better the day after drinking alcohol.

To use our best selling product, Cheers Restore, just take 3 capsules after your last drink or before going to bed and feel at least 50% better or your money back. It's that easy.

In 2018 we went on Shark Tank to pitch our company and got shot down in epic fashion. Thanks a lot Mark Cuban. Now, just three years later, we have completely proved them wrong. Since our television debut, Cheers has done over $25 million in revenue and last year generated over $1.5m in profit.

2

Princeton:

The story begins with my time as an undergraduate at Princeton. I was in the right place at the right time to come across the discovery of alcohol-related properties of something called dihyromyricetin, or DHM for short.

It's a natural extract, like caffeine is to coffee. In studies, DHM binded to the GABA receptor, reducing GABAa rebound. The researchers were excited about this for it's potential as an alcohol use disorder drug — which it's still being studied for to this day. Being a drinker myself, I had other ideas.

Most people think that the primary reason you don't feel good is because of dehydration. But that's simply not true. As a counter example, consider how well the hair of the dog or bloody mary's work. As the saying goes… "you can't have a hangover if you're still drunk". The main reason you don't feel good after drinking is because of GABAa rebound, which DHM can reduce.

3

Alcohol is a good thing

Our mission is simple: "Bringing people together by promoting fun, responsible, & health-conscious alcohol consumption."

If alcohol is here to stay, then it only makes sense for us to have a way to recover from it!

4

Alcohol-related health

Over the past decade, consumers have gotten increasingly health conscious, especially in regards to the products they use and the things they consume.

One only needs to look at the explosion of the seltzer space to see how people still want to consume alcohol, but do it in a healthier way.

Cheers isn't just some hangover cure company. We're an "alcohol-related health" company.

We sell products all across the spectrum. For example, our second best selling product is Cheers Protect, our Daily Liver Supplement designed specifically with drinkers in mind.

Whether you drink a little, or a lot, or not at all, we make products for you.

6

The superiority of the Princeton technology.

Until 2021, we have exclusively sold through our website and Amazon.com.

One of the reasons that it makes so much sense for us to begin expanding into retail is because we have finally figured out a way to put DHM into a beverage.

Our research with Princeton revealed that we could increase the bioavailability of DHM through the use of something called capric acid — which is a natural extract from plant oils. In our studies, we found that we can increase DHM bioavailability by up to 19x.

We're first implementing this technology into our beverage products, but plan to implement it into our capsules later in the year. This gives us something that no one else in the market can copy — sorry cheap, foreign knock offs!

7

The retail rollout.

Now that we have nailed a retail friendly format of our best selling product through a beverage, it's time that we start getting into stores.

The vision is pretty simple... we want to be sold anywhere that alcohol is sold. It just makes sense to be able to buy Cheers and alcohol together! It's like peanut butter and jelly.

Increasing our product offerings and expanding into retail takes a lot of money. That's why we need you. We need your investment to begin the process of expanding from online to in-store. If you are gonna see Cheers at your local stores in the future, it's going to be because of your help.

From our family to yours, Cheers!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit F

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CHEERS HEALTH INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Cheers Health Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Cheers Health Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on May 9, 2017 under the name Thrive+ Health Inc., a subsequent amendment was filed on May 23, 2017, and an Amended and Restated Certificate of Incorporation was filed on July 26, 2018 (the "**Existing Certificate**").

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Existing Certificate, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Existing Certificate be amended and restated in its entirety to read as follows:

1.The name of this corporation is Cheers Health Inc. (the "**Corporation**").

2.The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

3.The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

4.The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 1,417,921 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), of which 1,264,508 are designated as Voting Common Stock, $0.0001 par value per share (the "**Voting Common Stock**") and 153,413 are designated as Non-voting Common Stock, $0.0001 par value per share (the "**Non-voting Common Stock**"), and (ii)

191,033 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"), all of which shall be designated as "**Series Seed Preferred Stock**".

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. Voting Common Stock. 1,264,508 shares of the authorized Common Stock of the Corporation are designated "**Voting Common Stock**", with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

1.1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

1.2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

1.3. Reclassification of Existing Shares. Upon the filing of this Certificate, the previously issued shares of Common Stock shall be reclassified into shares of Voting Common Stock, with each outstanding share of Common Stock becoming one share of Voting Common-Stock.

2. Non-voting Common Stock. 153,413 shares of the authorized Common Stock of the Corporation are designated "**Non-voting Common Stock**", with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

2.1. General. The voting, dividend and liquidation rights of the holders of the Non-voting Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.2. Voting. The holders of the Non-voting Common Stock have no voting rights. The number of authorized shares of Non-voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

191,033 shares of the authorized and unissued Preferred Stock of the Corporation are designated "**Series Seed Preferred Stock**", with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result

in the highest Series Seed Preferred Stock dividend. The "**Original Issue Price**" shall mean $11.0715 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1. Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2. Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3. Deemed Liquidation Events.

2.3.1. Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class on an as converted basis) elect otherwise by written notice sent to the Corporation at least fifteen (15) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2. Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class on an as converted basis) so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed

Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation (the "**Board**")), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. If the holders of Preferred Stock elect to have their shares redeemed pursuant to this Subsection 2.3.2(b), the Corporation shall send written notice (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than forty (40) days prior to the date of redemption (the "**Redemption Date**") stating: (a) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (b) the Redemption Date and the price per share that each holder will receive (the "**Redemption Price**"); (c) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and (d) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price shall have been paid, tendered for payment or deposited with an independent payment agent so as to available therefor in a timely manner as contemplated by this Subsection 2.3.2(b), then notwithstanding the failure to surrender any certificates as contemplated this Subsection 2.3.2(b), dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation

Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3. Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.3.4. Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1. General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis.

3.2. Election of Directors. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series Seed Director**"). The holders of record of the Voting Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding two

sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Voting Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders Series Seed Preferred Stock or Voting Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Voting Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3. Preferred Stock Protective Provisions. At any time when at least 47,759 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1. liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2. amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

3.3.3. create, or authorize the creation of, or issue or obligate itself to issue, any additional class or series of capital stock unless the same ranks junior

to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase or decrease the authorized number of shares of Preferred Stock or increase or decrease the authorized number of shares of any additional class or series of capital stock;

3.3.4. (i) reclassify, alter or amend any existing security of the Corporation that is *pari passu* with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or *pari passu* with the Preferred Stock in respect of any such right, preference or privilege;

3.3.5. purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

3.3.6. increase or decrease the authorized number of directors constituting the Board; or

3.3.7 create, issue, sell or sponsor any cryptocurrency, decentralized application tokens, protocol tokens, blockchain-based assets or other cryptofinance coins, tokens or similar digital assets of the Corporation, an officer of the Corporation or any direct or indirectly owned subsidiary of the Corporation.

4. <u>Optional Conversion</u>.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1. <u>Right to Convert</u>.

4.1.1. <u>Conversion Ratio</u>. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number

of fully paid and non-assessable shares of Voting Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to the Original Issue Price with respect to the Series Seed Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Voting Common Stock, shall be subject to adjustment as provided below.

4.1.2. Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2. Fractional Shares. No fractional shares of Voting Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

4.3. Mechanics of Conversion.

4.3.1. Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Voting Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Voting Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of

receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Voting Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Voting Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2. Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Voting Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Voting Common Stock at such adjusted Conversion Price.

4.3.3. Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Voting Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4. No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Voting Common Stock delivered upon conversion.

4.3.5. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Voting Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Voting Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4. Adjustments to Conversion Price for Diluting Issues.

4.4.1. Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) **"Original Issue Date"** shall mean the date on which the first share of Series Seed Preferred Stock was issued.

(c) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, **"Exempted Securities"**):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other

distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Common Stock, Options or Convertible Securities included in (i) through (iii) or (v) through (viii) of this Subsection 4.4.1(d);

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board.

4.4.2. No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3. Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this

clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, the applicable Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this

Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4. Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issue, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5. Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible

Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6. Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5. Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6. Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional

shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7. Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 4.6 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8. Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.5, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Voting

Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Voting Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the General Corporation Law in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

4.9. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than thirty (30) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than thirty (30) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Voting Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10. Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1. Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a per share price of at least three times (3x) the Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation (a "**Qualified IPO**") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Voting Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1, and (ii) such shares may not be reissued by the Corporation.

5.2. Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any

certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Voting Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redemption. Except as set forth in Subsection 2.3.2(b), the Preferred Stock shall not be redeemable at the option of the holder thereof.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Preferred Stock then outstanding, voting together as a separate class on an as converted basis.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

5.Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is

expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

6.Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

7.Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

8.Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

9.To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

10. The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Corporation shall be required to indemnify an

Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or

hereafter acquire under any statute, provision of the certificate of incorporation, agreement, vote of stockholders or disinterested directors, the bylaws of the Corporation, or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

11.Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh

(including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

12.The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this ___ day of May, 2021.

By: ______________________
Name: Brooks Powell
Title: CEO

EXHIBIT G

Start Investing | Edit My Campaign | Trade NEW | Blog | Asha K.

Cheers is currently in the **Test the Waters Phase** for **Title III** investments.

Cheers

Leading Alcohol-Related Health



Feel 50% better after drinking alcohol.
CHEERS RESTORE

Website | Houston, TX | CONSUMER PRODUCTS

Terms

Equity Offering Type	**$49.5M** Valuation
$39.11 Price per Share	**$117.33** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Cheers is a leader in the alcohol-related health category. We create products that support your liver and help you feel better after consuming alcohol. To date, we have helped over 300,000 people enjoy alcohol on their own terms, with over $25 million sold solely through online sales.

Overview | Terms | Updates | Comments | Following

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

Reasons to Invest

1. **A leader in alcohol-related health:** We create products that are designed to support your liver and help you feel better after drinking – whether you drink a little or a lot. Cheers isn't just some hangover cure company. We're an "alcohol-related health" company, pioneering an entirely new category of CPG products to help people enjoy alcohol on their own terms.

2. **$25m & 13m+ doses sold to date:** Since our appearance on Shark Tank in 2018, we have sold over $25m across the US solely through online channels, with most sales driven by our hero product, Cheers Restore. To date, we've sold over 13m doses across all our products and have 300k customers.

3 **Novel technology for a massive untapped market:** Alcohol is a $253b industry in the US and hangovers cost the US economy $179b annually. The market opportunity is worth billions, and our novel, patent pending DHM permeabilizer technology will set the standard for how people enjoy alcohol and how they bounce back after drinking.


$25m+
Total sales to date. Growing and profitable.
$11m+
Combined 2018-2020 in Amazon sales.
SHARK TANK
2018
The year we appeared on Shark Tank.
8,000+
4&5 star Amazon reviews and ratings.
13m+
Doses sold across all products.
5m+
Unique website users.
49m+
Unique Facebook reach.
490m+
Total Facebook impressions.
CHEERS RESTORE

Reserve Shares

Meet Our Team

A passionate team dedicated to our mission of promoting fun, responsible, and health-conscious alcohol consumption.


BROOKS
FOUNDER & CEO
SHELBY
DIRECTOR OF DIGITAL MARKETING
HANK
CTO
KELSEY
OPERATIONS MANAGER
SETH
VP OF OPERATIONS
DALIA
CREATIVE DIRECTOR
ERIC
MANAGER OF FINANCE & ANALYTICS
BEKAH
WHOLESALE SPECIALIST
LEAH
DESIGN SPECIALIST
BETH
FULFILLMENT MANAGER
GENE
FULFILLMENT MANAGER
FULFILLMENT TEAM
WAREHOUSE & FULFILLMENT SPECIALISTS

In the Press

SHARKTANK BuzzFeed

SHOW MORE

Offering Summary

Company : Cheers Health, Inc.

Corporate Address : 1334 Brittmoore Rd (Suite 1003), Houston, TX 77043

Offering Minimum : $9,973.05

Offering Maximum : $4,999,978.84

Minimum Investment Amount (per investor) : $117.33

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 255

Maximum Number of Shares Offered : 127,844

Price per Share : $39.11

Pre-Money Valuation : $49,454,907.88

Early Bird Bonuses:

- Day 1-3 Earliest Early Bird Bonus: 20% bonus shares.
- Day 4-7 Super Early Bird Bonus: 15% bonus shares.
- Day 8-14 Early Bird Bonus: 12% bonus shares.
- StartEngine Member Bonus: 10% bonus shares.

Investment Tier Bonuses (can't be stacked with Early Bird Bonuses):

- $1,000 Investment Tier: 8% bonus shares + 10% off all Cheers products sold on website for 1 year.
- $2,500 Investment Tier: 10% bonus shares + 15% off all Cheers products sold on website for 1 year + Cheers swag kit.
- $5,000 Investment Tier: 12% bonus shares + 20% off all Cheers products sold on website for 1 year + Cheers swag kit.

The 10% StartEngine Owners' Bonus

Cheers Health, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of stock at $39.11/ share, you will receive and own 110 shares for $3,911. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Vendor payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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COMPANY

Cheers is doing an Online Public Offering that you can invest in! 🍻

Looking to invest in the future of Cheers? Now is your chance.



Brooks Powell
May 4, 2021


Cheers is doing an
Online Public Offering
that you can invest in!
CHEERS RESTORE

Dear Cheers Community,

It is with great pleasure that I announce to you Cheers' plan to do an Online Public Offering (OPO) with an anticipated launch date on May 18, 2021.

Ever since our television debut on the season finale of Shark Tank Season 9 people have been asking us if they could invest. With the exception of major financial institutions, such as venture capital firms, we haven't had a straight forward way allowing supporters of Cheers to invest until now. If you have been wanting to invest, then now is your chance!

We can't wait to tell you all about what we have been up to and where we're going. But first, let's cover the background of why we now have the ability to raise money from the general public, why this is such a landmark event, how it all works, and why we think this is a special opportunity for Cheers and our customers.

Cheers,

Brooks Powell

Founder & CEO

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when

this offering goes live on the anticipated date of May 18, 2021 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers


How can I invest?
we should buy stock!
How can you invest in cheers?
Are there currently any investment opportunities with Cheers? Please advise further.
Whats your ticker symbol?

Introducing Regulation Crowdfunding

On April 5th, 2012, Congress passed into law with bipartisan support the Jumpstart Our Business Startups (JOBS) Act, which put into motion the ability for the public to invest into startup companies. Due to the way the laws were written, many startups decided not to participate in the early years either because the ongoing reporting requirements and expenses were too burdensome, or the caps on the amount that could be raised were too low to be meaningful.

Ever since its initial passing, the legislation has been slowly gaining speed and getting updated—something we have been watching closely. Recently, on March 15th, 2021, new rules put in place by the Securities and Exchange Commission (SEC) went into effect that allow eligible companies—such as Cheers—to raise up to $5m per year from the public through something called Regulation Crowdfunding (or "Reg CF" for short). For the first time, this allows companies such as ours to raise a meaningful amount of capital from our most loyal supporters, customers, and people that are excited about our company and the products it produces. Which, of course, is why we are finally pursuing a crowdfunding offering!

Why we're doing an Online Public Offering:

We believe that this is a monumental move by the SEC because it democratizes fundraising for startups so that their supporters can share in the successes (and failures—which happen) of a company that they believe in and already want to see become successful. In today's world, people are becoming increasingly loyal to brands and companies that they love. If you love an up-and-coming beer brand, or a local coffee shop chain, or a tech-enabled clothing line, wouldn't you want the chance to invest? You're already zealously buying their products and telling your friends about them, why not get the chance to be an investor too?




CHEERS

From the company's perspective, this is reciprocally true. Who better to invest than the people who love your products, rave to their friends about it, and already essentially act like investors?

> ***Our customers already go to bat for us in so many ways: whether it's buying thousand-dollar orders for a friend's wedding, bringing enough product for their entire group on cruises, making sure their husband doesn't forget to take their pills before bed, leaving rave reviews, or passionately explaining why our product is superior to a cheap knockoff on an internet debate. And that's just a few of the examples!***

Why shouldn't our customers be able to formally become part of Cheers' journey by becoming investors? Our customers and supporters are the exact type of people we want alongside of us! Of course, there are risks with any investment, whether into a large public company or a smaller private company, but if things go well—it could be a major win-win situation for startups and their customers, both of whom already have a shared interest in the success of the company.

Generally speaking, if a company is uninterested in taking on debt financing, startups typically have one primary source of capital that they can turn to when they want to expand: venture capital firms. While crowdfunding offsets some of the need for turning to venture capital firms, we want to make sure to point out that it does not replace them. In fact, after our request for a $400k investment on a $3.6m pre-money valuation got turned down during our Shark Tank pitch, we raised $2.1m on a pre-money valuation of $11.9m from venture capital investors just a few months after the February 2018 airing of our Shark Tank episode. While you shouldn't count your chickens before they hatch, we believe these investors are happy with our performance so far as our 2020 revenue was 45% higher than our 2018 revenue, and our 2020 net income was a whopping $2.7m higher than our 2018 net income. That's a pretty big deal!

For Cheers, we believe the best move for our next round of financing makes sense to come primarily from our customers and most loyal supporters. There's power in numbers, and the potential value of adding thousands of investors to the company at our current stage is extremely compelling. In the future, it may make sense to raise capital from strategic venture capital investors that could help with certain aspects of the business' expansion. However, at this current juncture in the business, we couldn't be more excited about the chance of getting thousands of our most passionate supporters involved. There's no end to the benefits that come from having an army of people who want to see a business be successful.





How does the Online Public Offering work?

As part of the democratization of investing that comes with Regulation Crowdfunding and the ability for all types of people to invest into startup companies, Congress wanted to ensure that all potential investors had access to the same information. The solution that Congress came up with in the JOBS Act was there had to be one centralized place that an investor could access that information—the website of the funding portal or broker-dealer that hosts the crowdfunding offering—which in our case is StartEngine.

At the end of 2020, there were 62 funding portals that had been approved by the Financial Industry Regulatory Authority (FINRA). Of these funding portals, StartEngine seemed like the best place to do our first Online Public Offering. Since the founding of their company, StartEngine has raised over $300m+ for companies on its portal from over 175,000 investors. They even boast Shark Tank's Kevin O'Leary (aka "Mr. Wonderful")—you know, the mean bald guy, as an advisor. We're excited about the opportunity to promote our company on their platform and use them as a partner in this offering.

StartEngine is Leading the Industry: $300m Raised

Across 500 company offerings to date



Q1 2021
$300m
Jan 1, 2021
$250m
$200m
$150m
Jan 1, 2020
$100m
Jan 1, 2019
Jan 1, 2018
$50m
Jan 1, 2016
Jan 1, 2017
$0m

Because of SEC rules, all of the information that we will give regarding investment opportunities in Cheers will live on startengine.com/cheers. There will be no information that we will send that doesn't exist on startengine.com/cheers. Even if we send email blasts to our current customers and supporters, they will be referencing information that can be found on our StartEngine page and will ultimately link to it.

As of today (May 4, 2021) we are in something called the "testing the waters" phase. The testing the waters phase is intended to help us establish that there will be enough investor interest to warrant launching our OPO, and will last until the offering officially goes live. We anticipate for this phase to last about 14 days.

During this phase we are allowed to talk about our plans with the offering, explain minor details about the company, and generate overall interest in the offering. However, in order to be able to keep this blog post up and still comply with the rules once the offering officially starts, there are some things we are not able to discuss such as the investment terms of the offering, the official investor perks, and more. For that information you will have to wait until our anticipated launch date of May 18, 2021.

Due to SEC rules, even once the offering is live, there are some things that we are not allowed to discuss ***outside*** of the funding portal where our Online Public Offering lives. These include the type of security we are offering, the terms of that offering, when it is closing, the investor perks that come with investing early or at certain investment amounts, and so on.

While the rules may seem prohibitive, we actually believe the system set up by the SEC makes a lot of sense: all information that an investor could and should use to make an investment decision should live in one central place that everyone can access, and where the person can actually invest... i.e., the funding portal—which in our case, is our page on StartEngine: startengine.com/cheers. Therefore, the way we see it, startengine.com/cheers is our home away from home. That's the way you should see it too. It's where we will communicate with our investors now and in the future. In other words, it's not only our funding portal, but it's the portal for our funders. It's the go-between connection between us and our investors.



House rules:

- Because the SEC wants to ensure that all potential investors have access to the same information, we can't answer questions directly. So, if you email us a question about the offering, we will direct you to startengine.com/cheers. On this page, there is a comment section, and we'd be more than happy to respond to your questions there!
- All updates about the company or the offering will be posted on startengine.com/cheers. On that page, there is an update section. This is our home-away-from-home for all investor-related materials and updates, and we will be posting them from time to time in that section.
- After the close of our Online Public Offering, we may have a little more flexibility in regard to this. However, we believe that the system makes sense, and therefore, we will strive to utilize our startengine.com/cheers page as our primary place for investor updates and communication.

What's next?

As we have discussed above, right now we are in the "testing the waters" phase of our Online Public Offering. Because of this, we cannot yet formally accept investments or promises to invest.

However, StartEngine allows for "reserving" an investment. This means that you can indicate interest in a certain investment even before the offering goes officially live to secure a place in line for the offering. You can change this later if you want.

Doing a "reserve" does not guarantee an investment—either on your end or our end. This is because before the offering goes live or closes, things could always change. It does however reserve your place in line for when the offering officially goes live on our anticipated launch date of May 18, 2021.

We believe that doing a reserve is a smart idea. Why? Because we expect to have a special timeline of early bird investment dates that allow you to get some significant extra bonuses for the same level of investment. Due to the SEC rules we discuss above, we're not saying here what these bonuses officially are outside of StartEngine. However, what we can say is that they are quite meaningful, and you should either do a "reserve" or be prepared to make an investment decision within the first 72 hours of when our Online Public Offering goes live on our anticipated launch date of May 18, 2021. You can check out these anticipated bonuses at startengine.com/cheers.


CHEERS

As of right now, we are planning to have 3 major early bird bonuses:

- **Super Early Bird Bonus (Days 1-3):** This will occur during the first 3 days (72 hours) after our Online Public Offering officially goes live. This will be the best possible deal for the entire offering. *We anticipate this bonus special to be available from May 18 – May 20, assuming we launch when we expect to.*
- **Extra Early Bird Bonus (Days 4-7):** This will occur during the first week after our Online Public Offering officially goes live after the conclusion of our Super Early Bird bonus. This will be the second-best possible deal for the entire offering. *We anticipate this bonus special to be available from May 21 – May 24, assuming we launch when we expect to.*
- **Regular Early Bird Bonus (Days 8-14):** This will occur during the second week after our Online Public Offering officially goes live after the conclusion of our Extra Early Bird bonus. This deal will be the third-best possible deal for the entire offering. *We anticipate this bonus special to be available from May 25 – May 31, assuming we launch when we expect to.*

You can view these anticipated bonuses at startengine.com/cheers.

After the conclusion of our first two weeks, we anticipate that you will still be able to get a deal equivalent (security-wise) to our Regular Early Bird Bonus Special if you invest a certain amount and hit the relevant investment tier. However, these investment tiers become pricier, so if you're not able (or willing) to invest a lot, then it's better to invest earlier. Even if you're hoping to invest the max (which we anticipate being $10,000), then it's best to invest during the Super or Extra Early Bird Bonus time of the offering.

In total, we anticipate the entire Online Public Offering to last 60 days from the planned launch date of May 18, 2021. However, StartEngine and SEC rules may allow us to extend the offering under some circumstances.

We anticipate that the minimum investment amount will be around $125. So, if you're interested, then you can participate for about the cost of a fancy date night. That said, we are planning for there to be special investment perks given with higher investment tiers—so be sure to be on the lookout for those. (Oh, and you'll probably want to celebrate joining us on this journey with a bottle of champagne, so you'll want to budget for that of course! 🍾)

As a quick note, due to the type of security that we're planning on launching, the price of the security is not a cleanly divisible number such as $1. It will be around $40, and therefore, the possible investment increments will likely look like $120, $160, $200, and so on. So, please don't be surprised when trying to invest in our securities if it rounds you up. That's just how it has to work, as the securities aren't cleanly divisible by an easy number such as $1.

Additionally, at different investment tiers we are planning to give special investor perks. As of right now, we are planning to offer different one-year discount codes off of Cheers' products. While these won't be able to be stacked with other discounts that we offer from time to time at Cheers, they will be significant. So, if you order a lot of Cheers products through the year, this may be a way to save money! We even plan to give out special product / swag kits to people who invest enough. These are all things that we are doing to show our gratitude for your support beyond the value of the security itself.

If you want to see our anticipated investor perks, please visit startengine.com/cheers.

Updates about Cheers:

In order to be able to keep this announcement up and still comply with the SEC rules once the offering officially starts, there are some things we are not able to discuss such in this announcement. For all of this information, you will have to wait until our Online Public Offering officially goes live on our anticipated launch date of May 18, 2021.


Can I get it shipped here to me Within the hour ?!? Could really use this RIGHT NOW!!
They should have these at every store and bar....
You need to get this product in the gift shops on Carnival ships!!
Have you guys thought about or tried to get into GNC? I'm a manager at a franchise location and would love to talk to corporate about getting this on the shelves. Plenty of people bag "hangover shots", so this would probably sell even more.
Is it available in any stores in either Phoenix or Las Vegas?
Sold in stores?
Is this sold in any stores? I have a birthday coming up, sooooo...
Can this be purchased in stores?

We believe that we have built an incredibly exciting business so far, and so we can't wait for you to check out everything that we have accomplished and what our plans are for the future—such as our planned launch into retail. As you should do with any investment decision, please be sure that you read the entirety of the offering memorandum and Form C as filed with the SEC, which will be able to be reviewed on startengine.com/cheers once our Online Public Offering officially goes live.

Until then, there are a few things we are able to share—which can also be currently found on startengine.com/cheers.

Reasons to invest:

Reasons to invest:

- **Leading alcohol-related health:** We create products that are designed to support your liver and help you feel better after drinking—whether you drink a little or a lot. Cheers isn't just some hangover cure company. We're an "alcohol-related health" company, pioneering an entirely new category of CPG products to help people enjoy alcohol on their own terms.
- **$25m & 13m+ doses sold to date:** Since our appearance on Shark Tank in 2018, we have sold over $25m across the US solely through online channels, with most sales driven by our hero product, Cheers Restore. To date, we've sold over 13m doses across all our products and have served 300k+ customers.
- **Novel technology for a massive untapped market:** Alcohol is a $253b industry in the US and hangovers cost the US economy $179b annually. The market opportunity is potentially worth billions, and our novel, patent pending DHM permeabilizer technology will set the standard for how people enjoy alcohol and how they bounce back after drinking.


$25m+
Total sales to date. Growing and profitable.
$11m+
Combined 2018-2020 in Amazon sales.
SHARK TANK
2018
The year we appeared on Shark Tank.
8,000+
4&5 star Amazon reviews and ratings.
13m+
Doses sold across all products.
5m+
Unique website users.
49m+
Unique Facebook reach.
490m+
Total Facebook impressions.
CHEERS RESTORE

We have built an awesome and passionate team dedicated to Cheers' mission of "bringing people together by promoting fun, responsible, and health-conscious alcohol consumption." Everyone on our team is excited about the category of alcohol-related health and are working to make it a mainstay in the American consciousness. Our goal is for Cheers to become a household name when it comes to alcohol-related health and the products someone reaches for anytime they drink alcohol. In our eyes, Cheers is to alcohol as Kleenex is to a runny nose.


BROOKS
FOUNDER & CEO
SHELBY
DIRECTOR OF DIGITAL MARKETING
SETH
VP OF OPERATIONS
DALIA
CREATIVE DIRECTOR
HANK
CTO
KELSEY
OPERATIONS MANAGER
ERIC
MANAGER OF FINANCE & ANALYTICS
BEKAH
WHOLESALE SPECIALIST
LEAH
DESIGN SPECIALIST
BETH
FULFILLMENT MANAGER



GENE

FULFILLMENT MANAGER



FULFILLMENT TEAM

WAREHOUSE & FULFILLMENT SPECIALISTS

If you're reading this, then chances are that you are already a loyal customer to the brand. We couldn't be more ecstatic about the chance of having you formally join along with us in this venture by investing and uniting with us on this journey. We're all bullish on the future of alcohol-related

In anticipation of our Online Public Offering, take 20% off at checkout with the code INVEST20 🍻 Read the announcement ➡️

Shop Now | Products | Get Started | CHEERS | Learn | Give $5, Get $5 | Account

Pairs well with celebrations 🥂

Our products are designed to keep you healthy, whether you drink a little, a lot, or not at all. From supporting your liver, to boosting immunity, to helping you feel great after drinking, we've got you covered.

Shop Cheers 🍻



INVEST

You have the chance to invest in Cheers!

Cheers is doing an Online Public Offering that you can invest in! 🥂

Read the Announcement 🍾

Legal Disclaimer

EXPLORE

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SHARKTANK BuzzFeed THRILLIST RollingStone
The Washington Post HUFFPOST Inc. USA TODAY

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The best thing to happen to alcohol, since alcohol.



Restore – 12 dose

AFTER-ALCOHOL AID

Add to cart for $35

Ship monthly for $30



Hydrate – 12 dose

ORAL REHYDRATION SOLUTION

Add to cart for $20

Ship monthly for $17



Protect – 30 dose

DAILY LIVER SUPPLEMENT

Add to cart for $35

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HOW CHEERS RESTORE WORKS

It's as simple as: drink, take, sleep.

Wake up feeling at least 50% better the next day after taking Cheers Restore or your money back. [12]

Money Back Guarantee 💰

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TRANSPARENCY = RESPECT

The safest, most effective, and most affordable products on the market.

No Proprietary Blends

giving you full transparency into our products

Third-Party Tested

to ensure the highest quality Chroma Reference No. THP-011519-2

Toxicology Reports

to prove Cheers' safety

1,200 mg of DHM

the highest amount of DHM per dose on the market.

$2.92 per dose

of Cheers Restore – less than a drink at the bar!

Granted Patent

on our Cheers Restore formula US 9,962,365 B2

13 million +

number of doses of Cheers sold to date

Made in the USA

Manufactured, designed, packaged, and officed in the USA.

FDA Registered Facility

ensuring good manufacturing practices


CHEERS

Skeptic tested, skeptic approved.

★★★★★

NOT A GIMMICK, IT HONESTLY WORKS

Guys I am here to tell you that this stuff really works. My brother initially introduced me to this stuff on the holidays. One night we drank entirely too much. He gave me the bottle and said here man take these you're gonna need them. Sure enough, I woke up the next day feeling so much better than if I hadn't take them. I've used a few other products before but this one by far is the most effective. I'm a happy customer.

‹ ›

See All Reviews



A CHEERS PUBLICATION ON ALL THINGS ALCOHOL

Spontaneous Consumption


SCIENCE
CHEERS RESTORE

New Product: Introducing a beverage form of Cheers Restore!

We finally cracked the code on increasing the bioavailability of DHM. Now we're bringing it to you in the form of a beverage.


COMPANY
Cheers is doing an Online Public Offering that you can invest in!

Cheers is doing an Online Public Offering that you can invest in! 🍻

Looking to invest in the future of Cheers? Now is your chance.


CULTURE
IN COMPLIANCE WITH THE 18th AMENDMENT NO INTOXICATING LIQUOR ALLOWED ON THE PREMISES

Decreasing Hangovers ≠ Increasing Binge Drinking

Why using Cheers is an intentional step in the positive direction of moderate drinking and not a slide in the negative direction of binge drinking.

Read All Articles



#ALWAYSREMEMBERTOCHEERS

Join 300,000+ other happy drinkers!



We're so thankful for our Cheers® community sharing their excitement about our products! Join the movement, and start enjoying alcohol on your own terms.

@CheersHealth





OUR CERTIFICATIONS

MADE IN THE USA | FDA REGISTERED FACILITY | GMP

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Have any questions? Our customer service team is ready to help with whatever you need! Email us at hello@cheershealth.com anytime!

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[1] LEGAL DISCLAIMER

These statements have not been evaluated by the FDA. These products are not intended to diagnose, treat, cure, or prevent any disease. Cheers products will not prevent intoxication. Do not drink and drive while using these products. Please drink responsibly and never excessively consume alcohol. Keep out of the reach of children. Use under medical supervision. Always consult your doctor before you or anyone else consumes any drug, supplement, or food. Notify your doctor immediately if vomiting, diarrhea, decreased urination, or other signs of dehydration continue beyond 24 hours. Consult a doctor before using Cheers Hydrate if you have heart or kidney disease, or electrolyte / fluid restrictions. These products are not labeled for sale outside the U.S.

[2] REFUND POLICY

Due to the complexities of biology and genetic differences, Cheers may not work for everyone. Therefore, we offer every customer a full refund on their first order up to 1 unit of Cheers® Restore, Hydrate, and Protect within 30 days of purchase if they didn't feel better after using a Cheers product. Please note: No claim is being made, but rather a warranty that you can get your money back if you don't feel at least 50% better and let us know via email prior to the end of the 30 day refund window. Refunds will not be given to repeat or recurring customers. When buying a unit, only the price of the unit(s) will be refunded, no shipping or additional units will be refunded. Due to the ingestible nature of our product, and our desire to decrease risk of tampering for our customers, we do not accept returns (please see our FAQ for a full explanation). Give $5, Get $5 program: Due to customers potentially taking advantage of the program, we will not be able to issue refunds on any purchase made through the referral program. Any referral orders that are cancelled prior to shipment will be refunded and the referrer's $5 URL will be invalid. Because of our large scale fulfillment operation and shipping partners, auto-refill orders must be skipped or canceled 24 hours prior to renewal date by emailing hello@cheershealth.com to give our fulfillment team and partners time to pull the order. To request a refund, simply email hello@cheershealth.com.

These statements have not been evaluated by the Food and Drug Administration.
These products are not intended to diagnose, treat, cure or prevent any disease.

SCIENCE

New Product: Introducing a beverage form of Cheers Restore!

We finally cracked the code on increasing the bioavailability of DHM. Now we're bringing it to you in the form of a beverage.



Brooks Powell
May 6, 2021


CHEERS
RESTORE
CHEERS
RESTORE
AFTER-ALCOHOL AID

Dear Cheers Family,

A few days ago, we proudly announced Cheers' intention to do an Online Public Offering ("OPO") that our customers and supporters can invest in on an anticipated launch date (assuming investor interest) of May 18, 2021. Well, it's with similar enthusiasm that today we announce the release of our newest product—Cheers Restore in a beverage form!

While making Cheers Restore into a beverage is exciting in its own right, what makes this product so special is the technology behind it. Through in-vivo studies, we have found that our novel ADAPT™ technology used in this product could increase the bioavailability of DHM by up to 19x—making significantly more DHM absorb into your bloodstream.

One of Cheers' major goals over the upcoming years is expanding through retail. We believe that this new product is a perfect fit for the undertaking. This blog post is all about the history of this product, the technology behind it, and why we believe that it will become a big part of the future for Cheers.

We hope you get the chance to try it before considering an investment! 🥂

Cheers,

Brooks Powell

Founder & CEO

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers


Now rebranded as Cheers.
CHEERS ON
SHARK TANK
FEB 25, 2018

The discovery of our new ADAPT™ Technology (Accelerated DHM Absorption Permeabilizer Technology):

In 2018, we went on Shark Tank and discussed with Mark Cuban the R&D we were doing with my alma mater, one of the leading Ivy League universities, to increase the bioavailability of DHM. The idea was simple: whoever figures out how to increase the bioavailability of DHM will be able to offer the market significantly better products than any other company can produce—and therefore, be able to gain long-term competitive advantage in the growing category of alcohol-related health. This is important because DHM's efficacy is inherently limited by its poor oral bioavailability. In other words, when DHM is consumed by mouth—such as through capsules or beverages—very little is absorbed into the bloodstream where it can be used.

If you haven't seen our Shark Tank episode, here's a summary: Mark Cuban didn't think we could do it. And after a long discussion of science, the other sharks didn't get to hear anything about the business itself, and so dropped out. Before walking out, Robert Herjavec told me that I had just experienced a "Cuban Heist."

Well, after nearly a decade since I first discovered DHM's alcohol-related properties in the academic literature, millions of dollars in funding, and recruiting some of the most prominent institutions and people in bioavailability science, I am proud to announce that we have finally figured it out.

With DHM, we tried nanoparticle formulations, hot-melt extrusions, spray-dried dispersions, nanoemulsions, and looked into even more bioavailability enhancing strategies that we decided would have little-to-no probability of being successful. It wasn't until we tried combining DHM with a commercially viable natural permeabilizer that we cracked the code in a major way. In one of our in-vivo studies, we found that combining DHM with capric acid at a specific and unobvious ratio threshold could increase DHM bioavailability by up to 19x.


DHM bioavailability with and without permeabilizer technology graphed on the same y-axis scale


DHM with permeabilizer


Note different y-axis scales
DHM without permeabilizer
Total AUC: 314 ng/ml
Time (hrs)

Capric acid is simply a fatty acid salt—such as those found in MCT oil. It exists in high amounts from natural sources such as coconut oil (~10%) and palm oil (~4%). While MCT oil is generally considered a healthy form of fat and good for your diet, capric acid is further known to have potential health benefits of its own, such as through being an AMPA receptor inhibitor at specific therapeutic doses.

While capric acid may have its own health benefits, we have found a different primary purpose for it. We have discovered that capric acid can be utilized as a permeability enhancer for DHM.


Class I
High solubility
High permeability
Class II
Low solubility
High permeability
Class III
High solubility
Low permeability
Class IV
Low solubility
Low permeability
High
PERMEABILITY
Low
High
SOLUBILITY
Low

DHM is generally considered a BCS Class IV compound in the academic literature, meaning that its bioavailability is thought of as being limited by both poor solubility and poor permeability. In our research with DHM, we found many ways to increase the solubility of DHM. The alleged solubility problem of DHM is a relatively easy problem to overcome. However, as we moved from promising in-vitro studies of solubility-enhancing formulations of DHM to more complex in-vivo studies, we found that increasing the solubility of DHM did not have a large impact in the overall bioavailability of DHM. Instead of merely increasing the solubility of DHM as a means to increase bioavailability, we discovered a major breakthrough in DHM bioavailability only when we increased the permeability of DHM.


DHM without permeabilizer technology
Cheers Restore beverage with permeabilizer technology
DHM
Permeabilizer
STOMACH
STOMACH



The way capric acid works to increase the bioavailability of DHM is by binding to cellular tight junctions in the GI tract and temporarily allowing larger molecules, such as DHM, to absorb at a significantly increased rate. Our in-vivo studies revealed that when capric acid was co-administered with DHM at a ratio of at least 2:1 that DHM bioavailability increased by up to 19x.


END ZONE
QB
FB
RB

As a metaphor, consider an analogy from American football. One example of running plays is where a fullback runs ahead of a running back, leading through or opening up a hole in the defense for a split second, allowing the running back to slip through. When it comes to our ADAPT technology, capric acid (the fullback) is co-administered with DHM (the running back) so that capric acid can bind to cellular tight junctions in the stomach, temporarily expanding them wide enough that DHM can absorb through the stomach lining and into the bloodstream at a much greater rate and to a fuller extent. This allows much more DHM to be absorbed, and therefore increases the bioavailability of DHM significantly.

I still vividly remember hearing the news. The next day my wife and I were driving a few hours away to visit family and so were trying to get to bed early. As I was setting an alarm for the wee hours of the next morning, I received an email at 8:55pm from Professor Bob Prud'homme, one of Cheers' science advisors. He was telling me that the most recent in-vivo study had significant results. What he said next would prevent me from getting any sleep that night.

I still remember one of his remarks: "*From a scientific perspective the results are most impressive. These are some of the best results I have seen on permeabilizers enhancing delivery.*" It's hard to express how special this is when its coming from one of the world's preeminent bioavailability enhancing researchers who often works with innovation-leading organizations such as The Gates Foundation, Merck, and Eli Lilly.



Professor Robert Prud'homme | Source: Princeton Magazine

All of the hard work and investment had finally paid off. This was arguably the largest gamble of my career and we had been dealt a royal flush on the last card—it was the result of a multi-faceted Sponsored Research Agreement (SRA) with one of the most prestigious Ivy League universities. Funding complex R&D projects is always risky, but when they work, they pay huge dividends. From both a scientific perspective (Bob's) and a commercial perspective (mine), this was an even better

result than I ever could have imagined all those years ago when we started pursuing the aspirations of bringing a bioavailability enhanced form of DHM to the market and creating the category of alcohol-related health.

Shortly after the discovery, we began work with a highly respected intellectual property (IP) law firm to file a patent application called "Formulations of Dihydromyricetin and a Permeabilizer"—which today is the patent application behind our ADAPT technology (Accelerated DHM Absorption Permeabilizer Technology). Because this technology was the result of an SRA, and I was a contributor to the claims of the invention, Cheers is therefore a co-inventor on the patent with an Ivy League university. For exclusive rights to the technology, Cheers has negotiated an exclusive license from the Office of Technology & Licensing (OTL) department of this Ivy League university. *(Note: The licensing agreement prevents us from using the university's name in advertising—a clause that's in all of their agreements, not just ours. That said, if you're curious, it's not hard to figure out which one with a little googling.)*

I'm proud to announce that not only have we created a groundbreaking discovery and technology, but we have built significant protections around it, and have further secured the exclusive rights to use it. Bringing this to the world is just one of the many ways that Cheers is leading the category of alcohol-related health.



Introducing the new Cheers Restore beverage:

Over the course of the past year, Cheers has been working on implementing the ADAPT technology into our suite of products. With retail expansion on the horizon, we knew that a beverage form of our best-selling product, Cheers Restore, would be ideal. Therefore, we focused all of our initial efforts of implementing this technology into a beverage. To do this, we worked with multiple award-winning beverage formulators across the United States. We went through numerous iterations of the product with each of them.

While it was more expensive to do this way, the results speak for themselves. One of our beverage formulating partners absolutely blew away the competition. By one of the last iterations on the product, we knew that we had nailed it. We created a highly functional beverage that doesn't sacrifice either efficacy or taste.




CHEERS
RESTORE
CHEERS
RESTORE

Highlights:

- 12oz skinny can—similar to Red Bull or White Claw.
- Lemon sherbet flavored. Because capric acid is an oil, this leads nicely to be able to give the beverage a light, creamy, sherbet-like texture.
- Lightly carbonated. The mixture of light carbonation with a light creamy texture yields a unique, refreshing, enjoyable drinking experience like nothing else you have ever had.
- Zero sugar—instead, the beverage is sweetened through the use of natural stevia. With only 5g of carbohydrates in total, and no gluten, the beverage is even keto-friendly.
- Contains electrolytes & b-vitamins: If you pay attention to the can's design, you will see that it shares the color palette of both Cheers Restore & Hydrate. This is because it has hydration benefits added into the product.
- Mixes well with alcohol—the creamy-base creates an extremely interesting ingredient to be used in cocktails.

All in all, the beverage has 500mg of DHM and 1500mg of capric acid. While you might be thinking that this is less than the DHM amount in our Cheers Restore capsules, due to the ADAPT technology and its bioavailability enhancing effects of up to 19x, this should lead to far more DHM that is able to be absorbed into your bloodstream. Additionally, you will get some of our other common ingredients, including milk thistle and prickly pear extract.

On top of all that, the beverage contains 400mg of dissolving l-cysteine. When alcohol is metabolized, is must first convert into something called acetaldehyde, which is 10-30x more toxic than alcohol is itself. In many ways, alcohol's toxic effects are related to the acetaldehyde rather than the alcohol itself. In fact, acetaldehyde is a major carcinogen—i.e., a known cause of cancer. You may want alcohol—but you definitely don't want the acetaldehyde byproduct of it. Unfortunately, the two are tied together by virtue of how alcohol is metabolized in the human body.



ALCOHOL

The alcohol you consume gets broken down in your body by an enzyme called alcohol dehydrogenase.

↓

ALCOHOL DEHYDROGENASE

↓



ACETALDEHYDE

This then tranforms into a toxic compound called acetaldehyde, which is 10-30x more toxic than alcohol itself.

ALDEHYDE DEHYDROGENASE



ACETATE

Another enzyme, aldehyde dehydrogenase, converts that acetaldehyde into acetate. Acetate then gets used as energy by the body.

To counter this, we use l-cysteine. In the presence of acetaldehyde, l-cysteine reacts with the acetaldehyde to form something called 2-methylthiazolidine-4-carboxylic acid (or "MTCA" for short). MTCA is non-toxic and is eventually cleared from the body. In other words, we use l-cysteine to neutralize acetaldehyde, which is significant because doing this can reduce overall exposure to acetaldehyde.

On the label of our beverage, you will notice that we have included a second technology: DART™ (which is short for Dissolving Acetaldehyde Reduction Technology). Our DART technology is simply a dissolving form of l-cysteine that is designed to be co-administered around the time that alcohol is consumed, and thereby works to reduce the amount of acetaldehyde that ends up circulating throughout the body.


Alcohol
Acetaldehyde
STOMACH

Figure 1. Alcohol converts into acetaldehyde both in the stomach and in circulation. Acetaldehyde is 10-30x more toxic than alcohol is itself.


L-cysteine
Alcohol
Acetaldehyde
STOMACH

Figure 2. L-cysteine is provided with Cheers Restore. L-cysteine binds with acetaldehyde to form



2-methylthiazolidine-4-carboxylic acid (MTCA), a non-toxic compound.

Shop Now Products Get Started **CHEERS** Learn Give $5, Get $5 Account


CHEERS
RESTORE

POP THE BUBBLY! 🍾 THE FUTURE OF CHEERS IS HERE

Be the first to try our new beverage, with special deals for our potential investors!

We're proud to introduce a product almost a decade in the making. Utilizing patent-pending DHM technology, this beverage is up to 19x more bioavailable than our capsules.

Try it for yourself!

Learn about the tech behind the beverage



ALSO, IN CASE YOU MISSED IT:

Cheers is doing an Online Public Offering that you can invest in! 🍻

Looking to invest in the future of Cheers? Now is your chance. We're thrilled to announce to you Cheers' plan to do an Online Public Offering (OPO) with an anticipated launch date of May 18, 2021.

Read the full announcement

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at

BIG NEWS MEANS BIG SALES

Try our new drink by bundling it with some of our best-selling products.

+ you get free shipping! 🎉

Please note: The INVEST20 discount code cannot stack with these discounts.


20% OFF
MSRP
CHEERS
RESTORE


40% OFF
MSRP

RESTORE INVESTOR SAMPLER BOX

- 10 Restore Single Serves
- 2 Beverages
- Cheers Branded Koozie

Buy for ~~$44~~ **$35**

ULTIMATE INVESTOR SAMPLER BOX

- 10 Restore Single Serves
- 2 Beverages
- 12 Dose Restore
- 12 Dose Hydrate
- 30 Dose Protect
- Cheers Branded Koozie

Buy for ~~$133~~ **$80**

While the beverage currently doesn't make sense to sell online due to COGS and shipping costs (beverages cost a lot to ship via standard mail), we found that we could offer the chance to try it when we combined it with our other lightweight products that make the overall shipping cost manageable.

HOW THE BEVERAGE COMPARES TO OUR CAPSULES

Cheers Restore capsules are our best selling product, designed to support your liver and help you feel better after drinking. With 1,200mg of DHM per dose, our capsules are the best product on the market… until now.

We're proud to introduce the Cheers Restore beverage, powered by permeabilizer technology that we co-invented with an Ivy League institution. Our in-vivo studies found an increase in DHM's bioavailability by up to 19x, making this the preeminent product on the market without compromising great taste.

Capsules

- ✔ Reduces GABAa rebound and acetaledehyde exposure.
- ✔ Reduces hangxiety, brain fog, and the "bleh" feeling you experience the day after drinking.
- ✔ Claim to fame: Feel at least 50% better the next day or your money back.

DART™
Dissolving Acetaldehyde Reduction Technology
Protected by U.S. Patent Application Serial No. 14/726,230 (Granted)

✨ NEW ✨

Beverage

- ✔ All the same benefits of our capsules, plus it rehydrates you after drinking.
- ✔ Up to 19x more bioavailable than pure DHM.
- ✔ Zero sugar. Instead, it's naturally sweetened with Stevia.
- ✔ Lightly carbonated to be easy on the stomach.

DART™
Dissolving Acetaldehyde Reduction Technology
Protected by U.S. Patent Application Serial No. 14/726,230 (Granted)

+

ADAPT™
Accelerated DHM Absorption Permeabilizer Technology
Protected by U.S. Patent Application Serial No. 63/068,895 (Pending)


CHEERS
CHEERS RESTORE
AFTER-ALCOHOL AID

HOW THE DHM PERMEABILIZER TECHNOLOGY WORKS

Our co-invented technology with an Ivy League university gives us an advantage that no one else can match.

DHM suffers from a poor bioavailability. This means that the vast majority of even purified DHM consumed does not make it to the bloodstream but is instead excreted unused. Even with large amounts of DHM, the total DHM absorption per dose is low.

For almost a decade, we've tried to solve this roadblock. After years of work, research, and a lot of funding, we have finally figured out how to increase the bioavailability of DHM — which has enabled us to attain a DHM bioavailability that no one can match. This not only gives the product a better form factor, but it also makes it more effective.

Try out this new tech!

DHM without permeabilizer technology

Cheers Restore beverage with permeabilizer technology



DHM
Permeabilizer
STOMACH
CIRCULATORY SYSTEM
STOMACH
CIRCULATORY SYSTEM

Typical DHM Bioavailability: ~5%

1,200 mg → 60 mg

Bioavailability with our permeabilizer technology: up to 19x more bioavailable

Read the Supplement Facts

Be a part of Cheers' future.

Get your hands on our new product 🎉

Learn about investment opportunities

Cheers® | © 2020 Cheers Health Inc.	**Cheers® Protect** About	Refund Policy

Have questions? **hello@cheershealth.com** Press Inquiries? **press@cheershealth.com** Need Cheers® for an event? **hello@cheershealth.com**

CHEERS TO UPDATES (PSST–AND SECRET SALES)!

Enter your email | Subscribe

[1] LEGAL DISCLAIMER

These statements have not been evaluated by the FDA. These products are not intended to diagnose, treat, cure, or prevent any disease. Cheers products will not prevent intoxication. Do not drink and drive while using these products. Please drink responsibly and never excessively consume alcohol. Keep out of the reach of children. Use under medical supervision. Always consult your doctor before you or anyone else consumes any drug, supplement, or food. Notify your doctor immediately if vomiting, diarrhea, decreased urination, or other signs of dehydration continue beyond 24 hours. Consult a doctor before using Cheers Hydrate if you have heart or kidney disease, or electrolyte / fluid restrictions. These products are not labeled for sale outside the U.S.

[2] REFUND POLICY

Due to the complexities of biology and genetic differences, Cheers may not work for everyone. Therefore, we offer every customer a full refund on their first order up to 1 unit of Cheers® Restore, Hydrate, and Protect within 30 days of purchase if they didn't feel better after using a Cheers product. Please note: No claim is being made, but rather a warranty that you can get your money back if you don't feel at least 50% better and let us know via email prior to the end of the 30 day refund window. Refunds will not be given to repeat or recurring customers. When buying a unit, only the price of the unit(s) will be refunded, no shipping or additional units will be refunded. Due to the ingestible nature of our product, and our desire to decrease risk of tampering for our customers, we do not accept returns (please see our FAQ for a full explanation). Give $5, Get $5 program: Due to customers potentially taking advantage of the program, we will not be able to issue refunds on any purchase made through the referral program. Any referral orders that are cancelled prior to shipment will be refunded and the referrer's $5 URL will be invalid. Because of our large scale fulfillment operation and shipping partners, auto-refill orders must be skipped or canceled 24 hours prior to renewal date by emailing hello@cheershealth.com to give our fulfillment team and partners time to pull the order. To request a refund, simply email hello@cheershealth.com.

These statements have not been evaluated by the Food and Drug Administration.
These products are not intended to diagnose, treat, cure or prevent any disease.


Cheers is doing an
Online Public Offering
that you can invest in!
Cheers: Big Announcement!
Cheers is doing an Online Public Offering and you can invest!
Read the announcement:
https://cheers.attn.tv/l/EBB


Use the code
INVEST20
to save 20% on your
entire order!
Cheers: In honor of our big announcement, we are running a 20% off sale!
Use the code INVEST20 to save 20% on your order.
https://cheers.attn.tv/l/wdj


CHEERS
RESTORE
CHEERS
RESTORE

Cheers: NEW PRODUCT ALERT: Cheers Restore is now available in a beverage!

Read more about our groundbreaking technology: https://cheers.attn.tv/l/3TD


Become an investor in Cheers
Can I invest in your company?
You can tell this company truly cares about their product.
Cheers: "Can I invest in Cheers?" Yes, for a limited time, you'll have the opportunity to invest in our company!
Read more:
https://cheers.attn.tv/l/2La



Cheers: Perks of reserving your investment early? You bet!

Learn about our early-bird perks & investment tiers: https://cheers.attn.tv/l/x0V


CHEERS RESTORE
Cheers: Looking to try out our newest product? Order the Cheers Restore beverage today!
https://cheers.attn.tv/l/yw9



Cheers: Our mission is simple: Bringing people together by promoting fun, responsible, & health-conscious alcohol consumption.

Read more: https://cheers.attn.tv/l/uYB


CHEERS
RESTORE

Cheers: We're making moves in this new, exciting category of alcohol-related health.

Reserve your investment today: https://cheers.attn.tv/l/AKI


CHEERS
RESTORE

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary's portal at startengine.com/cheers

Cheers: Today is the last day to reserve your investment! Our fundraising campaign goes live on StartEngine tomorrow.

https://cheers.attn.tv/l/7e6

Invest in Cheers



Dear Cheers family,

It is with great pleasure that I announce Cheers' intention, if we see enough investor interest, to do an online public offering (OPO) that would allow friends, family, customers, and anyone who believes in the future of Cheers to invest in our company.

On March 15th, 2021, regulation went into effect which enables eligible companies to raise up to $5m from the public through something called Regulation Crowdfunding. For the first time, this allows Cheers to raise capital from its most loyal supporters and customers. We believe that this is a monumental move by the United States SEC that democratizes fundraising for startups so that their supporters can share in the successes (and failures!) of a company that they believe in and already want to see become successful.

We hope you are as excited as we are about this opportunity and take the time to consider if an investment is right for you, if and when we launch our offering. We'd love to have you on this journey with us! 🥂

Cheers,

Brooks (Founder & CEO)

Read the announcement

In anticipation of our Online Public Offering:

Use the code
INVEST20
for 20% off!

What better way to celebrate a potential investment than with a good sale? 🎉 We're so excited to have you along for this journey, and we want you to get your favorite Cheers products at the best deal!

Shop at 20% off 🍾

Discount valid for orders over $25. Does not apply to existing/recurring orders.

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on the anticipated date of May 18, 2021 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers.

Get 20% off with the code **INVEST20** at checkout 🎉

A toast to our potential investors.



Happy Cinco de Mayo!

Yesterday we dropped some big news about our plan to do an Online Public Offering, giving our customers the chance to invest in Cheers. If you missed that announcement, make sure to read about it below!

Read the announcement

In anticipation of our Online Public Offering:

Use the code **INVEST20** for 20% off!

What a better way to celebrate a potential investment than with a good sale? 🎉 We're so excited to have you along for this journey, and we want you to get your favorite Cheers products at the best deal!

Shop at 20% off 🍾

Discount valid for orders over $25. Does not apply to existing/recurring orders.

However you're celebrating, always remember to Cheers!



Let's make a refreshing grapefruit margarita! 😊

INGREDIENTS

- 1 grapefruit (2 oz freshly squeezed grapefruit juice)
- 1 ½ oz tequila
- ¼ oz orange liqueur
- ½ oz freshly squeezed lime juice
- Agave nectar
- Ice
- Rosemary to garnish (optional)

DIRECTIONS

1. Add grapefruit juice, tequila, orange liqueur, and lime juice to a shaker. Shake for 20 seconds to mix.
2. Add agave nectar to desired level of sweetness and shake again.
3. Line the rim of your glass with a wedge of your grapefruit to wet. Dip the rim of your glass in a shallow bowl filled with salt to dress.
4. Fill your glass with ice and pour the margarita mixture in. Garnish with a sprig of rosemary & a grapefruit wedge.
5. Cheers! Sip on your drink while you shop the potential investor sale at cheershealth.com & get 20% off all products! Just use the code "**INVEST20**" at checkout.

Shop the sale 🍸



Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering campaign officially goes live on the anticipated date of May 18, 2021 please read the full Form C memorandum as filed by the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers.

CHEERS


CHEERS
RESTORE

Dear Cheers family,

A few days ago, we proudly announced Cheers' intention to do an Online Public Offering ("OPO") that our customers and supporters can invest in on an anticipated launch date (assuming sufficient investor interest) of May 18, 2021. Well, it is with similar enthusiasm that today we announce the release of our newest product—Cheers Restore in a beverage form!

While making Cheers Restore into a beverage is exciting in its own right, what makes this product so special is the technology behind it. Through in-vivo studies, we have found that our novel ADAPT™ technology used in this product could increase the bioavailability of DHM by up to 19x—making significantly more DHM absorb into your bloodstream.

One of the reasons that Cheers is doing an online public offering is to raise capital for our expansion into retail. We believe that this new product is a perfect fit for the undertaking. This blog post is all about the history of this product, the technology behind it, and why we believe that it will become a big part of the future for Cheers.

We hope you get the chance to try it before considering an investment! 🥂

Cheers,

Brooks (founder & CEO)

Read the beverage announcement

Not looking to read about the science?

No problem! You can purchase the beverage as part of our "potential investor" packages here!

Order now 📦

Due to the current high COGS and shipping costs of sending the beverage through the mail, we have to pair the beverage with our other lightweight products to make the shipping costs manageable. However, we have added significant discounts to these packages of 20% and 40% depending on which package you choose. We think you will find this quite a special opportunity!

In anticipation of our Online Public Offering:

Use the code INVEST20 for 20% off!

What better way to celebrate a potential investment than with a good sale? 🎉 We're so excited to have you along for this journey, and we want you to get your favorite Cheers products at the best deal!

Shop at 20% off 🍾

Discount valid for orders over $35. Does not apply to existing/recurring orders. Offer cannot be combined with any other ongoing offer/promotion/discount, including the beverage bundles.

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when the offering campaign officially goes live on the anticipated date of May 18, 2021, please read the full Form C memorandum as filed by the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers.

Become a potential investor in Cheers



Can I invest in your company?
You can tell this company truly cares about their product.

Three years ago, we went on Shark Tank with an ask goal of $400,000 at a $3.6 million company valuation.

Though the Sharks missed out on their opportunity to invest, we quickly moved on to successfully raise $2.1 million in seed funding at an $11.9 million valuation a few months after our episode aired.

In total, we have done over $25 million in sales, have sold over 13 million doses, and have served over 300,000 customers.

Now we're giving you a chance to personally invest in our company!

Become a potential investor in Cheers

It is with great pleasure that we recently announced our aim to make our first-ever Online Public Offering through StartEngine, where you'll have the opportunity to personally invest in Cheers and be a part of what the Sharks failed to see a few years ago. We invite you to learn more about where our company is headed and how you can be a part of the future of alcohol-related health.

Visit our Online Public Offering announcement

You'll want to get your champagne ready and keep your eyes on our emails over the next few weeks. There will be some exciting early-bird specials that you won't want to miss! And if investing in Cheers already feels like a no-brainer to you, you can reserve your chance to invest by clicking the link below. We would love to have you along on this journey!

Reserve your investment now



Up to 11x more bioavailable than any purified DHM product on the market

Want to catch a glimpse of our future?

Check out the new product which we recently announced. We hope you get your hands on some to try!

Read about our newest product

In anticipation of our Online Public Offering:

Use the code INVEST20 for 20% off!

What better way to celebrate a potential investment than with a good sale? We're so excited to have you along for this journey, and we want you to get your favorite Cheers products at the best deal!

Shop at 20% off


Investor
FAQ

What is an Online Public Offering?



How do I stay up to date?



Can you speak with us about the investment opportunity and answer questions?

What does it mean to make a reservation? Can I invest now?



If I think I want to invest, should I make a reservation?

In anticipation of our Online Public Offering

Use the code INVEST20 for 20% off!

What benefits do I get from investing?

CHEERS



CHEERS
RESTORE
CHEERS
RESTORE

Have you met our new beverage?

A few days ago, we officially announced our aim to do an Online Public Offering that gives our friends, family, customers, and supporters the ability to invest into Cheers. If you haven't yet read the blog post, doing so will help you understand the process.

A few days after sharing the exciting news, we announced our newest product, a beverage form of our best selling product, Cheers Restore. But more than that, we explained the science behind the ADAPT™ technology that it utilizes to increase the bioavailability of DHM. Read more about this groundbreaking technology below!

Read about it here 🔬

Not looking to read about the science?

No problem! You can purchase the beverage as part of our "potential investor" packages here!

Order now 📦

Due to the current high COGS and shipping costs of sending the beverage through the mail, we have to pair the beverage with our other lightweight products to make the shipping costs manageable. However, we have added significant discounts to these packages of 20% and 40% depending on which package you choose. We think you will find this quite a special opportunity!

In anticipation of our Online Public Offering:

Use the code INVEST20 for 20% off!

What better way to celebrate a potential investment than with a good sale? 🎉 We're so excited to have you along for this journey, and we want you to get your favorite Cheers products at the best deal!

Shop at 20% off 🍾

Discount valid for orders over $25. Does not apply to existing/recurring orders. Offer cannot be combined with any other ongoing offer/promotion/discount, including the potential investor packages.

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering campaign officially goes live on the anticipated date of May 18, 2021, please read the full Form C memorandum as filed by the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers.

CHEERS



The bonuses of investing in Cheers early.

Last week, we officially announced our aim to do an Online Public Offering that gives our friends, family, customers, and supporters the ability to invest into Cheers. If you haven't yet read the announcement, doing so will help you understand the process.

Read the announcement

Here's our planned Early Bird Bonus schedule

1

Super Early Bird Bonus (Days 1-3)

This will occur during the first 3 days (72 hours) after our Online Public Offering officially goes live. This will be the best possible deal for the entire offering. We anticipate this bonus special to be available from May 18 – May 20.

2

Extra Early Bird Bonus (Days 4-7)

This will occur during the first week after our Online Public Offering officially goes live after the conclusion of our Super Early Bird bonus. This will be the second-best possible deal for the entire offering. We anticipate this bonus special to be available from May 21 – May 24.

3

Regular Early Bird Bonus (Days 8-14)

This will occur during the second week after our Online Public Offering officially goes live after the conclusion of our Extra Early Bird bonus. This deal will be the third-best possible deal for the entire offering. We anticipate this bonus special to be available from May 25 – May 31.

What the heck is "Test The Waters"?

Right now, we are in something called the "testing the waters" phase of our Online Public Offering. We are making sure there is enough investor interest to launch this offering. Because of this, we will not be revealing what these bonuses will be until our anticipated launch date of May 18, 2021. However, what we can say is that they will be significant, and therefore, if you are thinking about investing in Cheers when our Online Public Offering goes live, then doing so in the first 72 hours will be ideal!

That said, StartEngine does allow for "reserving" an investment. This means that you can indicate your interest in investing even before the offering goes officially live to secure a place in line for the offering. You are able to change this later if you want.

Doing a "reserve" does not guarantee an investment—either on your end or our end. This is because before the offering goes live or closes, things could always change. We might not launch the offering. It does, however, reserve your place in line for when the offering officially goes live on our anticipated launch date of May 18, 2021. Therefore, if you're planning to invest, we believe that making a "reserve" is a smart idea.

If you don't make a "reserve", please plan to make an investment decision within 72 hours of our anticipated Online Public Offering launch date of May 18, 2021 to get the best possible deal.

Reserve an investment

In anticipation of our Online Public Offering:

Use the code
INVEST20
for 20% off!

What better way to celebrate a potential investment than with a good sale? We're so excited to have you along for this journey, and we want you to get your favorite Cheers products at the best deal!

Shop at 20% off

[illegible]

[illegible]

Investor Perks



The additional perks of being a Cheers investor.

In our last email we explained the bonuses that come from investing early in our Online Public Offering. As a reminder, it's best to invest **within the first 72 hours** of our offering's aimed launch date of May 18, 2021.

In this email, we will explain the anticipated perks of being a Cheers investor.

Here's a list:

- ✅ The ability to join the journey of a company you love by owning stock in Cheers.
- ✅ Investing in the future of Cheers' expansion into retail, more R&D, and the creation of new products.
- ✅ Access to investor updates that will be shared through our funding portal page on startengine.com/cheers.
- ✅ Potential deals and sneak-peaks of new products that may be offered first to investors due to limited supply. (For example, check out the special we are running on our new product for potential investors: cheershealth.com/products/beverage-bundles)
- ✅ A year-long discount code on Cheers' products on its website that will be given to investors of specific investment tiers.
- ✅ Investor kits of product and swag that will be given to investors of specific investment tiers.



As a reminder, through our funding portal (StartEngine), you are able to "reserve" an investment and indicate your interest in investing. So if you're looking to get a place in line, please visit our campaign page on StartEngine below!

Go to our offering page

Due to being in the "testing the waters" period of our online public offering, this page is currently trimmed down. On what we hope will be our anticipated Online Public Offering launch date of May 18, 2021, this page will be populated with a ton of information, including: our historical financials, our plan for the future, and more!

Want to learn more about the Cheers' anticipated Online Public Offering process? Give our Online Public Offering announcement a read for more information!

Want a sneak peek into our future products and our plans for retail expansion? Check out the announcement of our newest product!

In anticipation of our Online Public Offering:

Use the code INVEST20 for 20% off!

What better way to celebrate a potential investment than with a good sale? We're so excited to have you along for this journey, and we want you to get your favorite Cheers products at the best deal!

Shop at 20% off

CHEERS



Alcohol-related health is the future.

Over the past decade, consumers have become increasingly health-conscious, significantly altering the retail landscape. This wave has now moved into the alcohol category and we're leading the way forward.

Join the alcohol-related health movement

As we continue towards our campaign to raise capital for Cheers, we want to keep our potential investors as informed and updated as possible. To make this possible, our offering page on StartEngine (startengine.com/cheers) will provide more information on future goals and strategies, as well as the latest announcements regarding our fundraising efforts. We also encourage you to share our brand with your community: our success is your success! 🎉



Personal Care
Beverages
Alcohol
NATIVE
bai
TRULY
CHEERS

Early bird gets the worm

We're anticipate running early bird specials for those who invest early. Be sure to mark your calendars for what we aim to be the anticipated launch date of our Online Public Offering on May 18, 2021. ✏️ 📅

Remember, the first 72 hours of our Online Public Offering will have the best deal! 🍾

Reserve your shares now

In anticipation of our Online Public Offering:

Use the code INVEST20 for 20% off!

What better way to celebrate a potential investment than with a good sale? 🎉 We're so excited to have you along for this journey, and we want you to get your favorite Cheers products at the best deal!

Shop at 20% off 🍾

Discount valid for orders over $25. Does not apply to existing/recurring orders. Offer cannot be combined with any other ongoing offer/promotion/discount, including the beverage bundles.

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering campaign officially goes live on the anticipated date of May 18, 2021, please read the full Form C memorandum as filed by the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers.

CHEERS



CHEERS
RESTORE

It's almost go time! 🍾

Our campaign officially goes live tomorrow! We are so encouraged by the support from our family of customers, and we are delighted at the opportunity to join forces and lead the next wave of alcohol-related health together.

If you haven't reserved your investment yet, now's the time. **Invest in the first 72 hours for our Super Early Bird Special!**

Reserve your investment

In anticipation of our Online Public Offering:

Use the code

INVEST20

for 20% off!

What better way to celebrate a potential investment than with a good sale? 🎉 We're so excited to have you along for this journey, and we want you to get your favorite Cheers products at the best deal!

Shop at 20% off 🍾

Discount valid for orders over $25. Does not apply to existing/recurring orders. Offer cannot be combined with any other ongoing offer/promotion/discount, including the beverage bundles.

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering campaign officially goes live on the anticipated date of May 18, 2021, please read the full Form C memorandum as filed by the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers.

Cheers
Published by Shelby Powell · 3m ·

Have you met our new beverage? 🍾

A few days ago, we announced our newest product, a beverage form of our best selling product, Cheers Restore. But more than that, we explained the science behind the ADAPT technology that it utilizes to increase the bioavailability of DHM. If you haven't yet read the announcement, we think you will find it fascinating: https://cheershealth.com/blog/cheers-restore-beverage.

Not looking to read about the science? No problem! You can purchase the beverage as part of our "potential investor" packages here! 👉https://cheershealth.com/products/beverage-bundles

A few days ago, we announced our newest product, a beverage form of our best-selling product, Cheers Restore. But more than that, we explained the science behind the ADAPT technology that it utilizes to increase the bioavailability of DHM. If you haven't yet read the announcement, we think you will find it fascinating: https://cheershealth.com/blog/cheers-restore-beverage.

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers


CHEERS RESTORE
CHEERS RESTORE
CHEERS RESTORE
AFTER-ALCOHOL AID

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Cheers
Published by Shelby Powell · May 4 at 11:50 AM ·

Dear Cheers Community,

It is with great pleasure that I announce to you Cheers' intention, if we see enough investor interest, to do an online public offering (OPO) with an anticipated launch date of May 18th, 2021. 🙌

Ever since our television debut on the season finale of Shark Tank Season 9 people have been asking us if they could invest. With the exception of major financial institutions, such as venture capital firms, we haven't had a straightforward way of allowing supporters of Cheers to invest until now. If you have been wanting to invest, then now is your chance!

We can't wait to tell you all about what we have been up to and where we're going. To learn more about our OPO and the process, please read the announcement on our website: https://cheershealth.com/blog/cheers-online-public-offering.

We look forward to the potential of having you join us on this journey as an investor. Get the champagne ready! 🍾

Cheers,
Brooks Powell
Founder & CEO

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers


Cheers is doing an
Online Public Offering
that you can invest in!

CHEERSHEALTH.COM
Cheers is doing an Online Public Offering that you can invest in! 🙌
Learn More

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Cheers
Published by Shelby Powell · May 6 at 12:30 PM ·

🍾 New Product: Introducing a beverage form of Cheers Restore! 🥂

Dear Cheers Family,

A few days ago, we proudly announced Cheers' intention to do an online public offering ("OPO") that our customers and supporters can invest in on an anticipated launch date (assuming sufficient investor interest) of May 18, 2021. Well, it's with similar enthusiasm that today we announce the release of our newest product—Cheers Restore in a beverage form!

While making Cheers Restore into a beverage is exciting in its own right, what makes this product so special is the technology behind it. Through in-vivo studies, we have found that our novel ADAPT™ technology used in this product could increase the bioavailability of DHM by up to 19x—making significantly more DHM absorb into your bloodstream.

One of Cheers' major goals over the upcoming years is expanding through retail. We believe that this new product is a perfect fit for the undertaking. This blog post is all about the history of this product, the technology behind it, and why we believe that it will become a big part of the future for Cheers: https://cheershealth.com/blog/cheers-restore-beverage

We hope you get the chance to try it before considering an investment! 🥂

Cheers,
Brooks
Founder & CEO

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers


CHEERS
RESTORE
CHEERS
RESTORE


Reduces GABAa rebound
Increases acetaldehyde metabolism
Promotes liver support
Reduces hangxiety
Reduces brain fog
Assists in rehydration
Helps you feel your best


CHEERS
RESTORE
CHEERS
RESTORE



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Cheers
Published by Shelby Powell · May 5 at 11:29 AM ·

Happy Cinco de Mayo! 🍹

Yesterday, we dropped some big news about our intention to do an Online Public Offering, giving our customers the chance to invest in Cheers. If you missed that announcement, check it out here: https://cheershealth.com/blog/cheers-online-public-offering

In anticipation of our Online Public Offering:

Use the code INVEST20 to save 20% on your entire order!

We can't think of a better way to celebrate a potential investment than with a good sale! 🙌

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers



Use the code
INVEST20
to save 20% on your entire order!
CHEERS

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Cheers
Published by Shelby Powell · 1h ·

Become an investor in Cheers! 🍾
🥂 $25M+ total sales to date
⭐ 8,000+ 4&5 star reviews and ratings
💊 13M+ doses sold
🙌 And we're just getting started!

Find more information about investing in Cheers here 👉
https://cheershealth.com/blog/cheers-online-public-offering

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on the anticipated date of May 18, 2021 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers



🥂 $25M+ in sales. 💊 13M+ doses sold.
Invest in what the Sharks missed out on!

CHEERSHEALTH.COM
Invest in Cheers for as low as $125 🍾 👉
Invest in the future of alcohol-related health; invest in Cheers.

Learn More

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Comment as Cheers

Cheers
Published by Shelby Powell · 23h ·

🍾 New Product: Introducing a beverage form of Cheers Restore! 🥂

Dear Cheers Family,

A few days ago, we proudly announced Cheers' intention to do an online public offering ("OPO") that our customers and supporters can invest in on an anticipated launch date (assuming sufficient investor interest) of May 18, 2021. Well, it's with similar enthusiasm that today we announce the release of our newest product—Cheers Restore in a beverage form!

While making Cheers Restore into a beverage is exciting in its own right, what makes this product so special is the technology behind it. Through in-vivo studies, we have found that our novel ADAPT™ technology used in this product could increase the bioavailability of DHM by up to 19x—making significantly more DHM absorb into your bloodstream.

One of Cheers' major goals over the upcoming years is expanding through retail. We believe that this new product is a perfect fit for the undertaking. This blog post is all about the history of this product, the technology behind it, and why we believe that it will become a big part of the future for Cheers: https://cheershealth.com/blog/cheers-restore-beverage

We hope you get the chance to try it before considering an investment! 🥂

Cheers,
Brooks
Founder & CEO

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers


Introducing:
Cheers Restore beverage
CHEERS
RESTORE
CHEERS
RESTORE
AFTER-ALCOHOL AID

CHEERSHEALTH.COM
Introducing Cheers Restore in a beverage! 🙌 🍾 👉
Invest in the future of alcohol-related health

Learn More

Cheers
Published by Shelby Powell · May 5 at 11:38 AM ·

In 2018, we went on Shark Tank and got shot down in epic fashion... (thanks, Mark 😉).

Three years later, we now have over 300,000 happy customers, sold over $25m. Now is your chance to invest in what the Sharks missed out on!

Secure Early Bird Perks & reserve your investment in Cheers today! 👇

Find more information here: https://cheershealth.com/blog/cheers-online-public-offering

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers


3 years later, we now have 300,000+
happy customers & have sold over $25M.

CHEERSHEALTH.COM

Invest better than a Shark, invest in Cheers! 👉

Invest in the future of Alcohol-Related Health

Learn More

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Cheers

Published by Shelby Powell · Yesterday at 1:51 PM ·

"Can I invest in Cheers?" "Are there any investment opportunities?" — We get these types of questions all the time. We're thrilled to announce that you can now invest in Cheers! 🍾

To learn more about your potential opportunity to invest in Cheers, read more here: https://cheershealth.com/blog/cheers-online-public-offering

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on the anticipated date of May 18, 2021 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers



Become an investor in Cheers
Are there any opportunities for investment?
How can I invest?

CHEERSHEALTH.COM

Invest in Cheers for as low as $125! 🍻 👉

Become an investor in the future of alcohol-related health.

Learn More

Cheers
Published by Shelby Powell · May 5 at 11:41 AM ·

Our products are used by over 300,000 happy, alcohol-enjoying, responsible drinkers nationwide with over $25 million sold. 🍺

Secure Early Bird Perks & reserve your investment in Cheers today! Find more information here 👉 https://cheershealth.com/blog/cheers-online-public-offering

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers


AS SEEN ON
SHARK TANK
CHEERS
Become an investor in
CHEERS

CHEERSHEALTH.COM

Reserve your shares in Cheers today! 👉

Invest in the future of Alcohol-Related Health

Learn More

Cheers
Published by Shelby Powell · May 5 at 12:16 PM ·

Become an investor in Cheers if & when we launch our offering! 🙌
🦈 Three years ago, we went on Shark Tank with an ask goal of $400,000 at a $3.6 million dollar company valuation.
🙌 Though the Sharks missed out on their opportunity to invest, we quickly moved on to successfully raise $2.1 million in seed funding at an $11.9 million valuation.
🤝 Now we're giving you a chance to personally invest in our company!

For more info, read our announcement here 👉 https://cheershealth.com/blog/cheers-online-public-offering

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers


Invest
better
than a Shark
Reserve your investment today & get early bird perks!
CHEERS

CHEERSHEALTH.COM
Invest in Cheers for as low as $125! 🙌 👉
Invest in the future of alcohol-related health

Learn More

Cheers
Published by Shelby Powell · May 5 at 12:21 PM ·

Become an investor in Cheers! 🍾
🥂 $25M+ total sales to date
⭐ 8,000+ 4&5 star reviews and ratings
💊 13M+ doses sold
🍻 And we're just getting started!

Find more information about investing in Cheers here 👉
https://cheershealth.com/blog/cheers-online-public-offering

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on the anticipated date of May 18, 2021 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers


BAR BOOK
CHEERS

CHEERSHEALTH.COM
Invest in Cheers for as low as $125! 🍾 👉
Invest in the future of alcohol-related health.

Learn More

Cheers ✔
Published by Shelby Powell · May 4 at 11:50 AM ·

Dear Cheers Community,

It is with great pleasure that I announce to you Cheers' intention, if we see enough investor interest, to do an online public offering (OPO) with an anticipated launch date of May 18th, 2021. 🍻

Ever since our television debut on the season finale of Shark Tank Season 9 people have been asking us if they could invest. With the exception of major financial institutions, such as venture capital firms, we haven't had a straightforward way of allowing supporters of Cheers to invest until now. If you have been wanting to invest, then now is your chance!

We can't wait to tell you all about what we have been up to and where we're going. To learn more about our OPO and the process, please read the announcement on our website: https://cheershealth.com/blog/cheers-online-public-offering.

We look forward to the potential of having you join us on this journey as an investor. Get the champagne ready! 🍾

Cheers,
Brooks Powell
Founder & CEO

Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers


Cheers is doing an
Online Public Offering
that you can invest in!
🥂 🎉 🍾

CHEERSHEALTH.COM
Cheers is doing an Online Public Offering that you can invest in! 🍻
Learn More


cheershealth
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Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers
Learn More



cheershealth
Sponsored
Cheers is doing an Online Public Offering that you can invest in!
Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers
Learn More


cheershealth
Sponsored
Invest
better
than a Shark
Reserve your
investment today
& get early
bird perks!
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on your next order!
Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers
Learn More


cheershealth
Sponsored
Use code
INVEST20
to save 20% on your next order!
The best thing to happen to alcohol, since alcohol.™
CHEERS
Become an investor in
CHEERS
Please note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Reserving securities is simply an indication of interest and implies no commitment by either the buyer or seller. If and when this offering goes live on May 18 (assuming there is sufficient investor interest), please read the full Form C offering statement filed with the SEC before choosing to invest, which will be available on our intermediary portal at startengine.com/cheers
Learn More



Cheers is doing an Online Public Offering that you can invest in!
cheershealth • Follow
cheershealth Dear Cheers Community,
It is with great pleasure that I announce to you Cheers' intention, if we see enough investor interest, to do an online public offering (OPO) with an anticipated launch date of May 18th, 2021.
Ever since our television debut on the season finale of Shark Tank Season 9 people have been asking us if they could invest. With the exception of major financial institutions, such as venture capital firms, we haven't had a straightforward way of allowing supporters of Cheers to invest until
38 likes
7 DAYS AGO
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CHEERS

cheershealth • Follow

cheershealth Yesterday, we dropped some BIG news about giving our customers the chance to invest in Cheers. If you missed that announcement, check out the link in our bio! 🍾

We're toasting to our potential investors with this refreshing grapefruit margarita. 🍹 While you're sipping on this marg, shop out potential investor sale and save 20% with the code INVEST20

Cheers!

Please note: No money or other consideration is being solicited, and if sent in response, will not be

26 likes

6 DAYS AGO

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cheershealth • Follow
cheershealth Tomorrow. 👀
6d
bottlerover Noooo wayyyyy 🤞😱🎉@cheershealth
6d Reply
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amwilliamson13 😍😍🔥👏is that what I THINK IT IS?!
6d 1 like Reply
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marty_wanders Wait wait wait wait... are you guys about to
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CHEERS
RESTORE
AFTER-ALCOHOL AID
CHEERS
RESTORE
AFTER-ALCOHOL AID

cheershealth • Follow

cheershealth 🚨NEW PRODUCT ALERT! 🚨Introducing a beverage form of Cheers Restore! 🍾We finally cracked the code on increasing the bioavailability of DHM. Now we're bringing it to you in the form of a beverage! We can't wait for you to try it and hear what you think! Link in our bio to purchase 😋

5d

cyndi_49 Just ordered the restore, how long is shipping my bday is Tuesday the 11th hoping they come by then

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THE BEST THING TO HAPPEN TO ALCOHOL. SINCE ALCOHOL.
CHEERS RESTORE
CHEERS RESTORE

cheershealth • Follow ...

cheershealth Yesterday, we announced the release of our newest product, Cheers Restore in beverage form! 🍾

We shared information about the beverage, the science behind it, and what makes it significantly more effective than any other product out there. Today, we're answering any questions you may have about it! Head over to our stories and submit your questions or just post them in the comments below. 👇

Interested in trying the bev? Click on the link in our bio. 🥂

4d

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Become an investor in Cheers
Will you guys ever go public? I'd love to invest!!!
Love watching Cheers grow
cheershealth • Follow
cheershealth Become a potential investor in Cheers!
Three years ago, we went on Shark Tank with an ask goal of $400,000 at a $3.6 million company valuation.
Though the Sharks missed out on their opportunity to invest, we quickly moved on to successfully raise $2.1 million in seed funding at an $11.9 million valuation a few months after our episode aired.
In total, we have done over $25 million in sales and have sold over 13 million doses, and have served over 300,000 customers.
338 views
3 DAYS AGO
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